División Papel, Imprimir, Escribir, Embalar:
Teléfonos: (0243) 2401124 - 2401121
División Higiénicos:
Teléfonos: (0243) 2407511 - 2407534
División Conversión
Sacos:
Teléfonos: (0243) 2401235 - 2401236
Bolsas:
Teléfonos: (0243) 2401100 - 2401072

Resmas, Resmillas, Formas Continuas:
Teléfonos: (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
Productos Escolares y de Oficina
(ALPES)
Teléfonos: (0243) 2401255 - 2401376 - 2401309
Transporte ALPES C.A.
Teléfonos: (0243) 2474910 - 2401380

MANPA

Dirección Fiscal:
Av. Francisco de Miranda con Av. El Parque
Edif. Torre Country Club, Piso 12 of 12
Urb. El Bosque Caracas.
RIF: J- 00023530 - 9
NIT: 0007464878

Teléfonos: (0212) 9012311
www.manpa.com.ve

Rule 12g3-2 (b) File N° 82-4240

Caracas, 13 August 2009.

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
U.S.A.

Attention: Special Counsel
Office of International Corporate Finance

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.
Rule 12g3-2 (b) File N° 82-4240

The enclose information is being furnished to the Securities and Exchange Commission (The "SEC") on behalf of Manufacturas de Papel, C.A. (MANPA), (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Kindly acknowledge receipt of the foregoing by stamping and returning the enclosed copy of this letter.

Very truly yours,

Leticia Level G.
Corporate Planning Manager
Fax N° 58-212-901-23-17
Phone : 58-212-901-22-45

8/19

División Papel, Imprimir, Escribir, Embalar:
Teléfonos: (0243) 2401124 - 2401121
División Higiénicos:
Teléfonos: (0243) 2407511 - 2407534
División Conversión
Sacos:
Teléfonos: (0243) 2401235 - 2401236
Bolsas:
Teléfonos: (0243) 2401100 - 2401072

Resmas, Resmillas, Formas Continuas:
Teléfonos: (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
Productos Escolares y de Oficina
(ALPES)
Teléfonos: (0243) 2401255 - 2401376 - 2401309
Transporte ALPES C.A.
Teléfonos: (0243) 2474910 - 2401380

MANPA

Dirección Fiscal:
Av. Francisco de Miranda con Av. El Parque
Edif. Torre Country Club, Piso 12 of 12
Urb. El Bosque Caracas.
RIF: J-00023530 - 9
NIT: 0007464878
Teléfonos: (0212) 9012311
www.manpa.com.ve

2009 JUL 28 P 1:38

ARCHIVO RECIBIDO

Caracas, 28 de julio de 2009.

Señores:
COMISIÓN NACIONAL DE VALORES - CNV
Presente.-

Atn. Registro Nacional de Valores

Cumpliendo con la normativa vigente, anexo le estamos enviando tres (3) ejemplares de los siguientes documentos de Manufacturas de Papel, C.A. (MANPA) S.A.C.A.:

1. Balance General Consolidado Interino al 30 de junio de 2009 y 2008, con base a Normas Internacionales de Información Financiera (NIIF).
2. Estado Consolidado de Resultados por los períodos de seis meses terminados al 30 de junio de 2009 y 2008.
3. Estados Consolidados de Movimientos en las Cuentas de Patrimonio Interino por el período de seis meses terminado al 30 de junio de 2009, con base a Normas Internacionales de Información Financiera (NIIF).
4. Estados Consolidados de Movimientos en las Cuentas de Patrimonio Interino por el período de seis meses terminado al 30 de junio de 2008, con base a Normas Internacionales de Información Financiera (NIIF).
5. Estados Consolidados de Flujos de Efectivo Interinos por los períodos de seis meses terminados al 30 de junio de 2009 y 2008, con base a Normas Internacionales de Información Financiera (NIIF).
6. Balance General Consolidado al 30 de junio de 2009 y 31 de diciembre de 2008 con base a Normas Internacionales de Información Financiera (NIIF).
7. Estado Consolidado de Resultados por los períodos de tres meses terminados al 30 de junio de 2009 y 2008 con base a Normas Internacionales de Información Financiera (NIIF)
8. Notas a los estados financieros consolidados por los semestres terminados al 30 de junio de 2009 y 2008.

Sin más a que referirme, queda de usted,

Atentamente,

LETICIA LEVEL
GTE. PLANIFICACIÓN CORP.
llevel@manpa.com.ve
Teléfono: 0212 901 22 45, Fax: 0212 901 2317.

RECEIVED
2009 AUG 18 A 8:11
OFFICE OF INTERNATIONAL CORPORATE FINANCE

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

BALANCES GENERALES CONSOLIDADOS CONDENSADOS, 30 DE JUNIO DE 2009 Y 2008
INTERINO
(Expresados en bolívares)

	2009	2008
ACTIVO		
ACTIVO NO CORRIENTE:		
Propiedades, planta y equipo - neto	381.889.613	388.912.027
Participaciones en asociadas y negocios conjuntos	-	2.173.202
Total activo no corriente	381.889.613	391.085.229
ACTIVO CORRIENTE:		
Gastos pagados por anticipado	682.175	1.881.618
Inventarios	68.861.662	60.582.523
Anticipos a proveedores	9.220.553	5.175.978
Efectos y cuentas por cobrar - neto	206.518.410	171.933.825
Inversiones disponibles para la venta	117.071	117.115
Efectivo y equivalentes de efectivo	144.983.118	33.701.823
Total activo corriente	430.382.989	273.392.882
TOTAL	812.272.602	664.478.111
PATRIMONIO Y PASIVO		
PATRIMONIO:		
Capital social	69.633.596	69.633.596
Prima en emisión de acciones	13.405	13.405
Resultado acumulado por traducción de filial y negocios conjuntos en el exterior	206.308	206.308
Utilidades retenidas:		
Reserva legal	6.963.360	6.963.360
Saldo neto actualizado de utilidades retenidas para uso único de pagos de dividendos en acciones de la Compañía o de sus subsidiarias	119.593.551	119.593.551
No distribuidas	228.940.347	173.302.045
Resultado no realizado en inversiones	82.793	82.795
Total patrimonio	425.433.360	369.795.060
PASIVO NO CORRIENTE:		
Apartado para prestaciones de antigüedad, neto de anticipos a largo plazo	14.754.564	9.805.349
Bonos quirografarios	44.350.000	46.700.000
Impuesto sobre la renta diferido	29.120.982	30.366.463
Total pasivo no corriente	88.225.546	86.871.812
PASIVO CORRIENTE:		
Apartado para prestaciones de antigüedad, neto de anticipos a corto plazo	16.638.124	10.622.461
Papeles comerciales	5.726.235	13.000.000
Préstamos a corto plazo	127.075.571	29.493.092
Dividendos por pagar	3.130.331	47.004.249
Impuesto sobre la renta por pagar	24.760.960	16.363.879
Cuentas por pagar	121.282.475	91.327.558
Total pasivo corriente	298.613.696	207.811.239
Total pasivo	386.839.242	294.683.051
TOTAL	812.272.602	664.478.111

Maria Alejandra Maguhn
Contralor Corporativo

Juan Antonio Lovera
V.P. Corporativo de Finanzas

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE RESULTADOS CONDENSADOS
POR LOS PERIODOS DE SEIS MESES TERMINADOS EL 30 DE JUNIO DE 2009 Y 2008
INTERINO
(Expresados en bolívares)

	2009	2008
Ingresos por ventas	506.279.381	385.401.507
Costo de ventas	348.297.925	256.017.446
Utilidad bruta	157.981.456	129.384.061
Costos y gastos:		
Gastos de ventas	23.678.588	19.806.014
Gastos generales y administrativos	23.249.409	15.693.690
	46.927.997	35.499.704
Utilidad en operaciones	111.053.459	93.884.357
Participación en resultados de negocios conjuntos	-	(2.596.156)
Costos financieros	(10.662.733)	(8.208.004)
Ingresos financieros	662.700	221.197
Diferencias en cambio - neto	(779.517)	(75.854)
Pérdida en operaciones de permuta con títulos valores	-	(12.488.970)
Otros ingresos (egresos):		
Provisión para cuentas por cobrar	-	(1.065.422)
Comisiones ABR	(638.268)	(297.689)
Impuesto a las transacciones financieras	-	(5.935.104)
Otros - neto	(518.758)	(84.116)
	(11.936.576)	(30.530.118)
Utilidad antes de impuestos	99.116.883	63.354.239
Impuesto sobre la renta	22.022.865	11.403.575
Utilidad neta	77.094.018	51.950.664
Utilidad neta por acción:		
Básica	0,34	0,23
Diluida	0,34	0,23

María Alejandra Maguhn
Contralor Corporativo

Juan Antonio Lovera
V.P. Corporativo de Finanzas

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADO DE MOVIMIENTO CONSOLIDADO EN LAS CUENTAS DE PATRIMONIO CONDENSADO
POR EL PERIODO DE SEIS MESES TERMINADO EL 30 DE JUNIO DE 2009
INTERINO
(Expresados en bolívares)

	Capital social	Prima en emisión de acciones	Resultado acumulado por traducción de filial y negocios conjuntos	Utilidades retenidas: Reserva legal	Utilidades retenidas: Saldo neto actualizado de utilidades retenidas para uso único de pagos de dividendos en acciones de la Compañía y sus subsidiarias	Utilidades retenidas: No distribuidas	Resultado no realizado en inversiones	Total patrimonio
SALDOS AL 31 DE DICIEMBRE DE 2008	69.633.596	13.405	206.308	6.963.360	119.593.551	220.669.329	82.793	417.162.342
Utilidad neta del período	-	-	-	-	-	77.094.018	-	77.094.018
Total utilidades reconocidas en el período	-	-	-	-	-	77.094.018	-	77.094.018
Dividendos decretados	-	-	-	-	-	(68.823.000)	-	(68.823.000)
SALDOS AL 30 DE JUNIO DE 2009	69.633.596	13.405	206.308	6.963.360	119.593.551	228.940.347	82.793	425.433.360

Maria Alejandra Maguhn
Contralor Corporativo

Juan Antonio Lovera
V.P. Corporativo de Finanzas

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADO DE MOVIMIENTO CONSOLIDADO EN LAS CUENTAS DE PATRIMONIO CONDENSADO
POR EL PERIODO DE SEIS MESES TERMINADO EL 30 DE JUNIO DE 2008
INTERINO
(Expresados en bolívares)

	Capital social	Prima en emisión de acciones	Resultado acumulado por traducción de filial y negocios conjuntos	Utilidades retenidas: Reserva legal	Utilidades retenidas: Saldo neto actualizado de utilidades retenidas para uso único de pagos de dividendos en acciones de la Compañía y sus subsidiarias	Utilidades retenidas: No distribuidas	Resultado no realizado en inversiones	Total patrimonio
SALDOS AL 31 DE DICIEMBRE DE 2007	69.633.596	13.405	206.308	6.963.360	119.593.551	155.762.882	(672.675)	351.500.427
Utilidad neta del periodo	-	-	-	-	-	51.950.664	-	51.950.664
Total utilidades reconocidas en el periodo	-	-	-	-	-	51.950.664	-	51.950.664
Resultado realizado de inversiones disponibles para la venta	-	-	-	-	-	-	755.470	755.470
Dividendos decretados	-	-	-	-	-	(34.411.501)	-	(34.411.501)
SALDOS AL 30 DE JUNIO DE 2008	69.633.596	13.405	206.308	6.963.360	119.593.551	173.302.045	82.795	369.795.060

Maria Alejandra Maguhn
Contralor Corporativo

Juan Antonio Lovera
V.P. Corporativo de Finanzas

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE FLUJOS DE EFECTIVO CONDENSADOS
POR LOS PERIODOS DE SEIS MESES TERMINADOS EL 30 DE JUNIO DE 2009 Y 2008
INTERINO
(Expresados en bolívares)

	2009	2008
ACTIVIDADES OPERACIONALES:		
Utilidad neta	77.094.018	51.950.664
Ajustes para conciliar la utilidad neta con el efectivo provisto por las actividades operacionales:		
Diferencias en cambio - neto	779.517	75.854
Participación en resultados de negocios conjuntos	3.459.354	2.596.156
Impuesto sobre la renta diferido	(1.871.279)	(4.368.356)
Provisión para impuestos	23.894.144	15.771.931
Resultado no realizado en inversiones	-	755.470
Costos financieros	10.662.733	8.208.004
Ingresos financieros	(662.700)	(221.197)
Depreciación	9.161.659	8.924.768
Flujos de efectivo operativos antes de los movimientos de capital de trabajo	122.517.446	83.693.294
Cambios en activos y pasivos operacionales:		
Disminución (aumento) en:		
Efectos y cuentas por cobrar	(48.002.373)	(51.742.938)
Anticipos a proveedores	(6.562.473)	(3.374.952)
Inventarios	40.665.442	20.394.771
Gastos pagados por anticipado	382.212	(1.065.202)
Aumento (disminución) en:		
Cuentas por pagar	14.316.914	(13.848.488)
Apartado para prestaciones por antigüedad, neto de pagos	6.769.508	5.296.716
Efectivo provisto por las actividades operacionales	130.086.676	39.353.201
Intereses pagados	(9.269.508)	(6.459.505)
Intereses cobrados	662.700	221.197
Impuestos pagados	(32.795.450)	(8.136.883)
Efectivo neto provisto por las actividades operacionales	88.684.418	24.978.010
ACTIVIDADES DE INVERSIÓN:		
Aumento en inversiones disponibles para la venta	-	10.929
Adquisición de propiedades, planta y equipo	137.251	120.210
Efectivo neto provisto por las actividades de inversión	137.251	131.139
ACTIVIDADES DE FINANCIAMIENTO:		
Aumento en préstamos a corto plazo	91.304.890	12.489.075
Importe de la emisión de papeles comerciales	6.000.000	15.991.500
Amortización de papeles comerciales	(13.358.203)	(13.916.763)
Importe de la emisión de bonos quirografarios a largo plazo	(2.400.000)	12.500.000
Dividendos en efectivo	(67.711.341)	(29.633.041)
Efectivo neto provisto (usado) por las actividades de financiamiento	13.835.346	(2.569.229)
AUMENTO (DISMINUCION) NETO EN EFECTIVO Y EQUIVALENTES DE EFECTIVO	102.657.015	22.539.920
EFECTIVO Y EQUIVALENTES DE EFECTIVO AL INICIO DEL PERIODO	42.326.103	11.161.903
EFECTIVO Y EQUIVALENTES DE EFECTIVO AL FINAL DEL PERIODO	144.983.118	33.701.823

Maria Alejandra Maguhn
Contralor Corporativo

Juan Antonio Lovera
V.P. Corporativo de Finanzas

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES
BALANCES GENERALES CONSOLIDADOS, 30 DE JUNIO DE 2009 Y DICIEMBRE 2008
INTERINO
(Expresados en bolívares)

	2009	2008
ACTIVO		
ACTIVO NO CORRIENTE:		
Propiedades, planta y equipo - neto	381.889.613	391.188.523
Participaciones en asociadas y negocios conjuntos	-	3.459.354
Total activo no corriente	381.889.613	394.647.877
ACTIVO CORRIENTE:		
Gastos pagados por anticipado	682.175	1.064.387
Inventarios	68.861.662	109.527.104
Anticipos a proveedores	9.220.553	2.658.080
Efectos y cuentas por cobrar - neto	206.518.410	158.516.037
Inversiones disponibles para la venta	117.071	117.071
Efectivo y equivalentes de efectivo	144.983.118	42.326.103
Total activo corriente	430.382.989	314.208.782
TOTAL	812.272.602	708.856.659
PATRIMONIO Y PASIVO		
PATRIMONIO:		
Capital social	69.633.596	69.633.596
Prima en emisión de acciones	13.405	13.405
Resultado acumulado por traducción de filial y negocios conjuntos en el exterior	206.308	206.308
Utilidades retenidas:		
Reserva legal	6.963.360	6.963.360
Saldo neto actualizado de utilidades retenidas para uso único de pagos de dividendos en acciones de la Compañía o de sus subsidiarias	119.593.551	119.593.551
No distribuidas	228.940.347	220.669.329
Resultado no realizado en inversiones	82.793	82.793
Total patrimonio	425.433.360	417.162.342
PASIVO NO CORRIENTE:		
Apartado para prestaciones de antigüedad, neto de anticipos a largo plazo	14.754.564	11.572.895
Bonos quirografarios	44.350.000	37.410.000
Impuesto sobre la renta diferido	29.120.982	30.992.261
Total pasivo no corriente	88.225.546	79.975.156
PASIVO CORRIENTE:		
Apartado para prestaciones de antigüedad, neto de anticipos a corto plazo	16.638.124	13.050.285
Bonos quirografarios	-	9.340.000
Papeles comerciales	5.726.235	13.084.438
Préstamos a corto plazo	127.075.571	34.377.456
Dividendos por pagar	3.130.331	2.018.672
Impuesto sobre la renta por pagar	24.760.960	33.662.266
Cuentas por pagar	121.282.475	106.186.044
Total pasivo corriente	298.613.696	211.719.161
Total pasivo	386.839.242	291.694.317
TOTAL	812.272.602	708.856.659

Maria Alejandra Maguhn
Contralor Corporativo

Juan Antonio Lovera
V.P. Corporativo de Finanzas

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE RESULTADOS CONDENSADOS
POR LOS PERIODOS DE TRES MESES TERMINADOS EL 30 DE JUNIO DE 2009 Y 2008
CON BASE A NORMAS INTERNACIONALES DE INFORMACION FINANCIERA (NIIF)
INTERINO
(Expresados en bolívares)

	2009	2008
Ingresos por ventas	260.776.266	226.697.634
Costo de ventas	179.559.879	138.071.472
Utilidad bruta	81.216.387	88.626.162
Costos y gastos:		
Gastos de ventas	11.997.083	10.732.557
Gastos generales y administrativos	12.666.197	8.071.834
	24.663.280	18.804.391
Utilidad en operaciones	56.553.107	69.821.771
Participación en resultados de negocios conjuntos	-	(4.116.149)
Costos financieros	(5.425.512)	(4.601.148)
Ingresos financieros	335.027	111.745
Diferencias en cambio - neto	(605.423)	(50.137)
Pérdida en operaciones de permuta con títulos valores	-	(11.577.970)
Otros ingresos (egresos):		
Comisiones ADR	(638.268)	(297.689)
Impuesto a las transacciones financieras	-	(2.685.970)
Otros - neto	387.660	(43.544)
	(5.946.516)	(23.260.862)
Utilidad antes de impuestos	50.606.591	46.560.909
Impuesto sobre la renta	10.329.504	9.401.821
Utilidad neta	40.277.087	37.159.088
Utilidad neta por acción:		
Básica	0,18	0,16
Diluida	0,18	0,16

Maria Alejandra Maguhn
Contralor Corporativo

Juan Antonio Lovera
V.P. Corporativo de Finanzas

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
POR LOS SEMESTRES TERMINADOS EL 30 DE JUNIO DE 2009 Y 2008
(En bolívares)

1. ORGANIZACIÓN Y POLÍTICAS CONTABLES SIGNIFICATIVAS

Organización – La sociedad dominante Manufacturas de Papel, C.A. (MANPA) S.A.C.A. es una sociedad constituida en la República Bolivariana de Venezuela de conformidad con el Código de Comercio Venezolano y la Ley de Mercado de Capitales, siendo su objeto social producir y comercializar papel en todas sus formas.

Adopción de las Normas Internacionales de Información Financiera (NIIF) – Con fecha 02 de diciembre de 2005, la Junta Directiva de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. en su sesión Nº 940, decidió la adopción anticipada de las Normas Internacionales de Información Financiera (NIIF), para la preparación y presentación de los estados financieros consolidados para el año terminado el 31 de diciembre de 2005, como información oficial en cumplimiento de las resoluciones Nº 157-2004 y 177-2005, emitidas por la Comisión Nacional de Valores (CNV).

Los estados financieros consolidados adjuntos han sido preparados sobre la base de las Normas Internacionales de Información Financiera (NIIF), que incluyen las Normas Internacionales de Información Financiera (NIIF), Normas Internacionales de Contabilidad (NIC), Interpretaciones del Comité Permanente de Interpretación (SIC) y del Comité de Interpretación de las Normas Internacionales de Información Financiera (IFRIC), emitidas por el Consejo de Normas Internacionales de Contabilidad (IASB), que son efectivas para los ejercicios que comenzaron el 01 de enero de 2005.

Esta normativa supone, con respecto a la que se encontraba en vigor al tiempo de formularse los estados financieros consolidados de la Compañía del año 2005, entre otras cosas, lo siguiente:

- importantes cambios en las políticas contables, criterios de valoración y forma de presentación de los estados financieros que forman parte de los estados financieros consolidados anuales, y
- un incremento significativo en la información facilitada en la memoria de los estados financieros anuales consolidados.

Se consideró como fecha de transición el 01 de enero de 2004, para efectos de la preparación del primer juego de los estados financieros consolidados al 31 de diciembre de 2005, bajo NIIF.

Políticas contables significativas – Las principales políticas contables utilizadas por la Compañía para la preparación de sus estados financieros consolidados se resumen a continuación:

a. ***Responsabilidad de la información y estimaciones realizadas*** – La información contenida en estos estados financieros consolidados es responsabilidad de la Junta Directiva y Gerencia de la Compañía. Para la elaboración de los mismos, se han utilizado ciertas estimaciones realizadas para cuantificar algunos de los activos, pasivos, ingresos, gastos y compromisos que figuran registrados en ellos. con base en la experiencia y otros factores relevantes. Los resultados finales podrían variar de dichas estimaciones.

Estas estimaciones son revisadas sobre una base continua. Las modificaciones a los estimados contables son reconocidos de forma prospectiva, contabilizándose los efectos del cambio en las correspondientes cuentas de resultados consolidadas del período en que se efectúan las revisiones correspondientes. Básicamente, estas estimaciones se refieren a:

- Las pérdidas por deterioro de determinados activos ,
- La vida útil de las propiedades, planta y equipo ,
- Los valores razonables de los activos y pasivos financieros,
- Acumulaciones estimadas por pagar,
- Probabilidad de las contingencias,
- Control de cambio y su impacto sobre los activos, pasivos, obligaciones en moneda extranjera y dividendos a los accionistas,
- Control de precios sobre ciertos productos comercializados por la Compañía.

A pesar de que estas estimaciones se realizaron en función de la mejor información disponible al 30 de junio de 2009 sobre los hechos analizados, es posible que acontecimientos que puedan tener lugar en el futuro obliguen a modificarlas en próximos ejercicios; lo que se haría, conforme a lo establecido en la NIC 8, de forma prospectiva reconociendo los efectos del cambio de estimación en las correspondientes cuentas de resultados consolidadas.

b. ***Consolidación*** – Los estados financieros consolidados adjuntos incluyen las cuentas de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y sus filiales totalmente poseídas: Vencaribbean Paper Products, Ltd. (domiciliada en Trinidad y Tobago), Valores y Acciones 1003, C.A. y sus Filiales: Inmuebles 310350, C.A. y Seguridad Industrial y Forestal, C.A. (Seinforca) (domiciliadas en Venezuela), y Transporte Alpes, C.A. (domiciliada en Venezuela). Las compañías Manufacturas de Papel de Centroamérica, C.A. (domiciliada en Costa Rica) y Simco Recycling, Inc. (domiciliada en Estados Unidos de Norteamérica), ambas poseídas en un 50%, fueron consideradas negocios conjuntos de acuerdo con la NIC 31, y se registraron a través del método de participación.

Todas las transacciones significativas entre compañías han sido eliminadas en la consolidación.

c. ***Efectos de la inflación*** – La moneda funcional de la Compañía es el bolívar. Una vez revisada la NIC 29 "Información Financiera en Economías Hiperinflacionarias" y otras literaturas consultadas, y hechos los análisis de la inflación acumulada a la fecha de la transición y periodos posteriores, la Compañía determinó que la economía venezolana dejó de ser hiperinflacionaria a partir del 01 de enero de 2002.

Producto de lo anterior, algunos montos de activos y pasivos no monetarios al 31 de diciembre de 2001, en moneda constante a esa fecha, fueron considerados como la nueva base contable de estas partidas.

d. ***Traducción de los estados financieros de la filial y negocios conjuntos en el exterior*** – La Compañía determinó la moneda funcional de las filiales del exterior, de acuerdo con la NIC 21 "Efecto de las Variaciones en los Tipos de Cambios de la Moneda Extranjera". En consecuencia, para su incorporación en la información financiera adjunta, los estados financieros de dichas filiales fueron traducidos a bolívares mediante la conversión de las partidas monetarias y no monetarias del balance general a la tasa de cambio corriente, y para las cuentas de resultados el promedio de tasas de cambio del período correspondiente.

Los efectos de incluir los estados financieros de las filiales traducidos a bolívares mediante esta metodología, se muestran en el patrimonio como Resultado acumulado por traducción de filial y negocios conjuntos.

e. ***Participación en asociadas*** – Una empresa asociada es aquella en la que la Compañía tiene capacidad para ejercer una influencia significativa, sin control ni control conjunto mediante su participación en las decisiones y políticas operativas de la empresa asociada. Habitualmente, esta capacidad se manifiesta en una participación (directa o indirecta) igual o superior al 20% de los derechos de voto de la entidad participada.

Las siguientes entidades de las que se posee un 20 % o más de sus derechos de voto no se consideraron entidades asociadas al Grupo:

Entidad	% de derechos a voto	Razón por la que no se considera Asociada
Agroindustrial Mandioca, C.A.	20	La Compañía no posee influencia significativa sobre las operaciones de la asociada.
Corporación Forestal Orinoco, C.A.	33	La Compañía no posee influencia significativa sobre las operaciones de la asociada.
Fibras Secundarias, S.A.	33	La Compañía no posee influencia significativa sobre las operaciones de la asociada.
Central Cariaco	25,62	La Compañía no posee influencia significativa sobre las operaciones de la asociada.

Participación en negocios conjuntos – Un negocio conjunto consiste en un convenio contractual en el que la Compañía y otras partes emprenden una actividad económica sujeta a control conjunto. Los acuerdos de negocios conjuntos que involucren el establecimiento de una entidad aparte, en la que cada participante posea intereses, se identifican como entidades controladas conjuntamente. Las ganancias y pérdidas se eliminan conforme a la participación de la Compañía en el negocio conjunto, con excepción de aquellos casos en los que las pérdidas no realizadas proporcionen evidencia de algún deterioro del activo asignado.

De conformidad con la NIC 31, la Compañía optó por valorar las entidades consideradas negocios conjuntos, por el método de participación.

f. ***Propiedades, planta y equipo*** – Las propiedades, planta y equipo se presentan al costo menos depreciación y cualquier pérdida por deterioro de valor reconocida. La depreciación se calcula con base en el método de línea recta sobre la vida útil restante estimada por la Compañía.

Las sustituciones o renovaciones de elementos completos que aumentan la vida útil del activo en objeto, o su capacidad económica, se contabilizan como mayor importe del activo, con el consiguiente retiro contable de los elementos sustituidos o renovados. Los gastos periódicos de mantenimiento, conservación y reparación, se imputan a los resultados en la medida que se incurren.

La depreciación se calcula con base en el método de línea recta sobre la vida útil estimada de los distintos activos, según lo siguiente, entendiéndose que los terrenos sobre los que se asientan los

edificios y otras construcciones tienen una vida útil indefinida y que, por tanto, no son objeto de depreciación:

	Años
Edificios	20-40
Maquinarias y equipos	10-50
Vehículos	3-6
Mobiliario, vehículos y equipos	3-5

La gerencia de la Compañía considera que el valor contable de los activos no supera el valor recuperable de los mismos.

Los costos por intereses directamente imputables a la adquisición, construcción o producción de activos calificados, que necesariamente precisan de un período de tiempo sustancial para estar preparados para su uso o venta previstos, se añaden al costo de dichos activos, hasta el momento en que los activos estén sustancialmente preparados para su uso. Los ingresos procedentes de inversiones obtenidos en la inversión temporal de préstamos específicos que aún no se han invertido en tales activos, se deducen de los costos por intereses aptos para la capitalización.

El resultado obtenido por la venta o retiro de propiedades, planta y equipo se determina por la diferencia entre el beneficio obtenido por la venta y el valor contable del activo, y el mismo es reconocido en los resultados del ejercicio.

g. ***Activos a largo plazo*** – La Compañía revisa los importes en libros de sus activos a largo plazo para determinar si existen indicios de que dichos activos hayan sufrido una pérdida por deterioro de valor. Si existe cualquier indicio, el importe recuperable del activo se calcula con el objeto de determinar el alcance de la pérdida por deterioro de valor (si la hubiera). Donde no es posible estimar el valor recuperable de un activo individual, la Compañía estima el valor recuperable de la unidad generadora de efectivo a la que pertenece el activo. Donde se identifica una base consistente y razonable de distribución, los activos comunes son también distribuidos a las unidades generadoras de efectivo individuales o, en su defecto, al grupo más pequeño de unidades generadoras de efectivo para el cual se identifica una base consistente y razonable de distribución.

El valor recuperable es el mayor valor entre el valor razonable menos el costo de venderlo y el valor de uso. El valor de uso se determina con base en los futuros flujos de efectivo estimados descontados a su valor actual, utilizando una tasa de descuento antes de impuestos, que refleja las valoraciones actuales del mercado con respecto al valor temporal del dinero y los riesgos específicos del activo.

Si se estima que el importe recuperable de un activo (o una unidad generadora de efectivo) es inferior a su importe en libros, el importe en libros del activo (unidad generadora de efectivo) se reduce a su importe recuperable. Inmediatamente se reconoce una pérdida por deterioro de valor como gasto.

Una pérdida por deterioro de valor se puede revertir posteriormente y registrarse como ingresos en los resultados del período, hasta el monto en que el importe en libros incrementado no supere el importe en libros que se habría determinado de no haberse reconocido ninguna pérdida por deterioro de valor para el activo (unidad generadora de efectivo) en años anteriores.

h. ***Arrendamientos operativos*** – Las operaciones de arrendamiento operativo se caracterizan porque la propiedad del bien arrendado y sustancialmente todos los riesgos y ventajas que recaen sobre el bien permanecen en el arrendador.
La Compañía tiene pactados contratos de arrendamiento en donde actúa como arrendador. Los bienes arrendados se presentan en el rubro de propiedades planta y equipo. Estos activos se amortizan de acuerdo con las políticas adoptadas para activos similares de uso propio, y los ingresos procedentes de los contratos de arrendamiento se reconocen con base en lo establecido en los contratos, los cuales se aproximan al método lineal establecido en la NIC 17.

Los pagos derivados de contratos de arrendamientos operativos en donde la Compañía actúa como arrendatario se reconocen como gasto de forma lineal, durante el transcurso del plazo del arrendamiento, salvo aquellos en los que resulte más representativa otra base sistemática de asignación para reflejar más adecuadamente el patrón de los beneficios del arrendamiento. Los pagos contingentes se cargan como gastos en los periodos en los que se incurren.

i. ***Moneda extranjera*** – La moneda funcional de la Compañía es el bolívar. Consecuentemente, las operaciones en otras divisas distintas al bolívar se consideran denominadas en "moneda extranjera" y son registradas en bolívares usando los tipos de cambios aplicables vigentes en las fechas en que las mismas son realizadas. Los saldos en moneda extranjera al cierre del período son expresados en bolívares usando los tipos de cambios aplicables vigentes a esa fecha, y las diferencias en cambio resultantes se llevan, inicialmente, a los resultados del período en que se producen. Las diferencias de cambio surgidas de partidas monetarias por cobrar o pagar de filiales y negocios conjuntos en el exterior, cuya liquidación no está contemplada, ni es probable que se produzca, en un futuro previsible, las cuales forman parte de la inversión neta de la entidad extranjera, son reconocidas en los estados financieros consolidados como parte del resultado acumulado por traducción de filial y negocios conjuntos, hasta la desincorporación de la entidad correspondiente.

j. ***Inventarios*** – Las existencias se valoran al costo de adquisición o producción, o valor neto realizable, el menor. El costo incluye los costos de materiales directos y, en su caso, los costos de mano de obra directa y los gastos generales de fabricación, incluyendo también los incurridos al trasladar las existencias a su ubicación y condiciones actuales. En periodos con un nivel bajo de producción o en los que exista capacidad ociosa, la cantidad de gastos generales de producción fijos imputados a cada unidad de producción no se incrementa como consecuencia de esta circunstancia. En periodos de producción anormalmente altos, la cantidad de gastos generales de producción fijos imputados a cada unidad de producción se reducirá, de manera que no se valoren las existencias por encima del costo real.

Los descuentos comerciales, las rebajas obtenidas y otras partidas similares se deducen en la determinación del precio de adquisición.

El costo se calcula utilizando el método promedio. El valor neto realizable representa la estimación del precio de venta menos todos los costos estimados de terminación y los costos que serán incurridos en los procesos de comercialización, venta y distribución.

Los inventarios de repuestos se valoran utilizando el método promedio y se reconocen en los resultados del período cuando se consumen. Dichas existencias se presentan en los estados financieros consolidados al costo asumido, el cual no excede su valor de recuperación. El costo asumido equivale al costo de adquisición menos las pérdidas por obsolescencia reconocidas, determinadas por la Compañía sobre la base de una evaluación técnica.

k. ***Activos financieros*** – Las inversiones son reconocidas y dadas de baja en cuentas utilizando el método de contabilidad de la fecha de la negociación, en la cual se reconocen a la mencionada fecha: a) el activo a recibir y el pasivo a pagar, y b) la baja en cuentas del activo que se vende, el reconocimiento del eventual resultado en la venta o disposición por otra vía, y el reconocimiento de una partida a cobrar procedente del comprador. Los activos y pasivos financieros son reconocidos inicialmente a su valor razonable más los costos de transacción directamente atribuibles a la compra de los mismos, excepto para aquellos clasificados a su valor razonable con cambios en resultados, los cuales son inicialmente reconocidos a su valor razonable.

Los activos financieros mantenidos por la Compañía se clasifican como:

- Préstamos y cuentas por cobrar generados por la propia empresa: activos financieros originados por las compañías a cambio de suministrar efectivo, bienes o servicios directamente a un deudor.

- Activos financieros disponibles para la venta: incluyen los valores adquiridos que no se mantienen con propósito de negociarlos, o como inversión a vencimiento. Están valorados a su valor razonable y los cambios se reconocen en resultados en los términos señalados en la NIC 39.

Los activos financieros son clasificados como activos financieros al valor razonable con cambios en resultados, cuando se clasifican como mantenido para negociar o, en su reconocimiento inicial, han sido designados por la Compañía para ser contabilizados a su valor razonable con cambios en resultados.

Un activo financiero se clasifica como mantenido para negociar si:

- Se adquiere principalmente con el objetivo de venderlo en un futuro inmediato;

- Es parte de una cartera de instrumentos financieros identificados, que se gestionan conjuntamente y para la cual existe evidencia de un patrón reciente de obtención de beneficios a corto plazo; o

- Es un derivado que no es un contrato de garantía financiera ni haya sido designado como instrumento de cobertura y cumpla las condiciones para ser eficaz.

Un activo financiero distinto a aquellos mantenidos para negociar puede ser clasificado como activo financiero al valor razonable con cambios en resultados si:

- Con ello se elimina o reduce significativamente alguna inconsistencia en la valoración o en el reconocimiento; o

- Los activos financieros forman parte de un grupo de activos financieros, de pasivos financieros o de ambos, los cuales son administrados y evaluados según el criterio del valor razonable, de acuerdo con una estrategia documentada de inversión o de gestión del riesgo de la Compañía, y cuya información es provista internamente sobre esa base; o

- Forma parte de un contrato que contiene uno o más derivados implícitos, y los NIIF permitan designar a todo el contrato híbrido (combinado) como un activo financiero o un pasivo financiero a valor razonable con cambios en resultados.

Los activos financieros al valor razonable con cambios en resultados se presentan a su valor razonable. Las ganancias o pérdidas en los cambios del valor razonable de estos activos se reconocen como parte de los resultados del período en que se producen. Las ganancias y pérdidas reconocidas incluyen cualquier dividendo o interés devengado de dichos activos financieros.

Los activos financieros no derivados con una fecha fija de vencimiento, cuyos pagos son de cuantía fija o determinable, y la Compañía tiene la intención efectiva y además, la capacidad, de conservar hasta su vencimiento, son clasificados como inversiones mantenidas hasta el vencimiento. Estas inversiones son registradas al costo amortizado utilizando el método del tipo de interés efectivo menos cualquier pérdida acumulada por deterioro de valor reconocida, reconociéndose el ingreso a lo largo del periodo correspondiente.

Las inversiones disponibles para la venta son activos financieros no derivados que se designan específicamente como disponibles para la venta, o que no son clasificados como (a) préstamos y partidas a cobrar (b) inversiones mantenidas hasta el vencimiento o (c) activos financieros contabilizados al valor razonable con cambios en resultados. Estas inversiones se valoran a su valor razonable. Las ganancias y pérdidas procedentes de las variaciones en el valor razonable de éstas inversiones se reconocen directamente en el patrimonio con excepción de las pérdidas por deterioro del valor, los intereses calculados según el método del tipo de interés efectivo y las ganancias o pérdidas por tipo de cambio, los cuales son reconocidos directamente contra los resultados del período en que se producen. Cuando el activo se enajene o se determine que ha sufrido un deterioro de valor, los beneficios o las pérdidas acumuladas reconocidos previamente en el patrimonio se incluyen en los resultados del período. Los dividendos de instrumentos patrimoniales clasificados como disponibles para la venta, se reconocerán en el resultado del ejercicio cuando se establezca el derecho de la Compañía a recibir el pago correspondiente.

Las cuentas por cobrar comerciales, préstamos y otras cuentas por cobrar no derivados con pagos fijos o determinables, que no se negocian en un mercado activo, son clasificados como préstamos y partidas a cobrar. Estas partidas son registradas al costo amortizado utilizando el método del tipo de interés efectivo menos cualquier pérdida acumulada por deterioro de valor reconocida. Los ingresos por intereses son reconocidos utilizando la tasa de interés efectiva, excepto para aquellas cuentas por cobrar a corto plazo en las que su reconocimiento se considera no significativo.

Se entiende por valor razonable de un instrumento financiero en una fecha dada, el importe por el que podría ser comprado o vendido en esa fecha entre dos partes informadas en la materia, y en condiciones de independencia mutua, que actúen libre y prudentemente. La referencia más objetiva y habitual del valor razonable de un instrumento financiero es el precio que se pagaría por él en un mercado organizado, transparente y profundo ("precio de cotización" o "precio de mercado"). Si este precio de mercado no puede ser estimado de manera objetiva y fiable para un determinado instrumento financiero, se recurre para estimar su valor razonable al establecido en transacciones recientes de instrumentos análogos o al valor actual descontado de todos los flujos de caja futuros (cobros o pagos), aplicando un tipo de interés de mercado para instrumentos financieros similares (mismo plazo, moneda, tipo de tasa de interés y misma calificación de riesgo equivalente).

Las inversiones a vencimiento y los préstamos y cuentas por cobrar que mantiene la Compañía se valoran a su "costo amortizado" reconociendo en las cuentas de resultados los intereses devengados en función de su tasa de interés efectiva (TIR). Por costo amortizado se entiende el costo inicial menos los cobros del principal más o menos la amortización acumulada de la diferencia entre los importes inicial y al vencimiento, teniendo en cuenta potenciales reducciones por deterioro o impago.

La tasa de interés efectiva es la tasa de actualización que iguala exactamente el valor de un instrumento financiero a la totalidad de sus flujos de efectivo estimados por todos los conceptos a lo largo de su vida remanente. Para los instrumentos financieros a tasa de interés fija, la tasa de interés efectiva coincide con la tasa de interés contractual establecida en el momento de su adquisición más, en su caso, las comisiones que, por su naturaleza, sean asimilables a una tasa de interés. En los instrumentos financieros a tasas de interés variable, la tasa de interés efectiva coincide con la tasa de rendimiento vigente por todos los conceptos hasta la primera revisión del tipo de interés de referencia que vaya a tener lugar.

l. ***Efectivo y equivalentes de efectivo*** – El efectivo y equivalentes de efectivo incluyen el efectivo en bancos y las inversiones en depósitos a plazo con vencimientos inferiores a tres (3) meses.

m. ***Clasificación de activos financieros entre corriente y no corriente*** – En los balances generales consolidados adjuntos, los activos financieros se clasifican en función de sus vencimientos, es decir, como corrientes aquellos con vencimiento igual o inferior a doce meses, y como no corrientes los de vencimiento superior a dicho período.

n. ***Préstamos bancarios, papeles comerciales y bonos quirografarios*** – Los préstamos y obligaciones, papeles comerciales y bonos quirografarios se registran al costo amortizado. Los gastos financieros, incluidas las primas pagaderas en la liquidación o el reembolso y los costos directos de emisión, se contabilizan en las cuentas de resultados utilizando el método del interés efectivo y se añaden al importe en libros del instrumento en la medida en que no se liquidan en el período en que se originan.

o. ***Clasificación de deudas entre corriente y no corriente*** – En los balances generales consolidados adjuntos, las deudas se clasifican en función de sus vencimientos, es decir, como deudas corrientes aquellas con vencimiento igual o inferior a doce meses, y como deudas no corrientes las de vencimiento superior a dicho período.

p. ***Apartado para prestaciones por antigüedad*** – El apartado para prestaciones por antigüedad comprende el 100% del pasivo relacionado con los derechos adquiridos según la Ley Orgánica del Trabajo. Las prestaciones por antigüedad se calculan y se registran de acuerdo con la legislación laboral en Venezuela y el contrato colectivo vigente.

De acuerdo con la Ley Orgánica del Trabajo vigente, el trabajador tiene derecho a una prestación equivalente a 5 días de salario por mes hasta un total de 60 días por año de servicio. Estas se consideran devengadas a partir de 3 meses de servicio ininterrumpido. A partir del segundo año de servicio, el trabajador tiene derecho a 2 días de salario adicionales por año de servicio (o fracción de año mayor a 6 meses), acumulativos hasta un máximo de 30 días de salario. Las prestaciones por antigüedad deben ser liquidadas y depositadas mensualmente en un fideicomiso individual, un fondo de prestaciones o en la contabilidad del empleador, según lo manifieste por escrito cada trabajador. Cuando las prestaciones son mantenidas en la contabilidad del empleador, éste está obligado a cancelar intereses sobre los montos adeudados, los cuales son establecidos mensualmente por el Banco Central de Venezuela.

En caso de despido injustificado o retiro involuntario, el empleado tiene derecho a una indemnización adicional de un mes de salario por cada año de servicio hasta un máximo de 150 días del salario actual. En caso de retiro involuntario, la Ley contempla una liquidación adicional de hasta 90 días del salario actual, basados en la duración de la relación laboral.

q. ***Provisiones*** – Al tiempo de formular los estados financieros consolidados, la gerencia diferencia entre:

- *Provisiones* – saldos acreedores que cubren obligaciones presentes a la fecha del balance general consolidado, surgidas como consecuencia de sucesos pasados de los que pueden derivarse perjuicios patrimoniales para la Compañía, concretos en cuanto a su naturaleza pero indeterminados en cuanto a su importe y/o momento de cancelación,

- *Pasivos contingentes* – obligaciones posibles surgidas como consecuencia de sucesos pasados, cuya materialización está condicionada a que ocurra, o no, uno o más eventos futuros independientes de la voluntad de la entidad.

Los estados financieros consolidados de la Compañía recogen todas las provisiones significativas con respecto a las cuales se estima que la probabilidad de que se tenga que atender la obligación es mayor que de lo contrario. Los pasivos contingentes no se reconocen en los estados financieros consolidados, sino que se informa sobre los mismos, conforme a los requerimientos de la NIC 37.

Las provisiones se cuantifican teniendo en consideración la mejor información disponible sobre las consecuencias del suceso en el que traen su causa y son re-estimadas con ocasión de cada cierre contable y se utilizan para afrontar las obligaciones específicas para las cuales fueron originalmente reconocidas; procediéndose a su reversión, total o parcial, cuando dichas obligaciones dejan de existir. Al 31 de junio de 2009 y 2008, la gerencia de la Compañía no ha registrado provisiones de importancia que deban ser reveladas en los estados financieros consolidados a esas fechas.

r. ***Pasivo financiero y patrimonio*** – Los pasivos financieros y los instrumentos de patrimonio se clasifican conforme al contenido de los acuerdos contractuales pactados y teniendo en cuenta la sustancia económica del contrato. Un instrumento de patrimonio es un contrato que representa una participación residual en el patrimonio de la Compañía una vez deducidos todos sus pasivos.

Los pasivos financieros mantenidos por la Compañía se clasifican como pasivos financieros al valor razonable con cambios en resultados u como otros pasivos financieros.

Los pasivos financieros son clasificados como activos financieros al valor razonable con cambios en resultados, cuando se clasifican como mantenido para negociar o, en su reconocimiento inicial, han sido designados por la Compañía para ser contabilizados a su valor razonable con cambios en resultados.

Un pasivo financiero se clasifica como mantenido para negociar si:

- Se incurre principalmente con el objetivo de recomprarlo en un futuro inmediato;
- Es parte de una cartera de instrumentos financieros identificados, que se gestionan conjuntamente y para la cual existe evidencia de un patrón reciente de obtención de beneficios a corto plazo; o
- Es un derivado que no es un contrato de garantía financiera ni haya sido designado como instrumento de cobertura y cumpla las condiciones para ser eficaz.

Un pasivo financiero distinto a aquellos mantenidos para negociar puede ser clasificado como pasivo financiero al valor razonable con cambios en resultados si:

- Con ello se elimina o reduce significativamente alguna inconsistencia en la valoración o en el reconocimiento; o

- Los pasivos financieros forman parte de un grupo de activos financieros, de pasivos financieros o de ambos, los cuales son administrados y evaluados según el criterio del valor razonable, de acuerdo con una estrategia documentada de inversión o de gestión del riesgo de la Compañía, y cuya información es provista internamente sobre esa base; o

- Forma parte de un contrato que contiene uno o más derivados implícitos, y los NIIF permitan designar a todo el contrato híbrido (combinado) como un activo financiero o un pasivo financiero a valor razonable con cambios en resultados.

Los pasivos financieros al valor razonable con cambios en resultados se presentan a su valor razonable. Las ganancias o pérdidas en los cambios del valor razonable de estos activos se reconocen contra los resultados del período en que se producen. Las ganancias y pérdidas reconocidas incluyen cualquier interés causado por dichos pasivos financieros.

Los otros pasivos financieros, incluyendo préstamos, son inicialmente reconocidos a su valor razonable, neto de los costos de transacción directamente atribuibles a la emisión de los mismos. Posteriormente son registrados al costo amortizado utilizando el método del tipo de interés efectivo, reconociéndose el gasto a lo largo del periodo correspondiente.

s. ***Procedimientos judiciales y/o reclamaciones en curso*** – Al de 30 de junio 2009 se encontraban en curso distintos procedimientos judiciales y reclamaciones en contra de la Compañía con origen en el desarrollo habitual de sus actividades. Tanto los asesores legales como la gerencia de la Compañía entienden que la conclusión de estos procedimientos y reclamaciones no producirá un efecto significativo en los estados financieros consolidados actuales y futuros.

t. ***Reconocimientos de ingresos*** – Los ingresos se miden utilizando el valor razonable de la contrapartida, recibida o por recibir, derivada de los mismos.

Los ingresos provenientes de la venta de productos terminados y otros productos son reconocidos cuando se cumplen todas las condiciones siguientes:

- la Compañía ha transferido al comprador los riesgos y ventajas significativos derivados de la propiedad de los bienes;
- la Compañía no conserva para sí ninguna implicación en la gestión corriente de los bienes vendidos, en el grado usualmente asociado con la propiedad, ni retiene el control efectivo sobre los mismos;
- el importe de los ingresos puede ser medido con fiabilidad;
- es probable que la Compañía reciba los beneficios económicos asociados con la transacción; y
- los costos incurridos, o por incurrir, en relación con la transacción pueden ser medidos con fiabilidad. Los ingresos por ventas están reportados netos de devoluciones estimadas, promociones otorgadas, descuentos por pronto pago, y cualquier otro descuento otorgado.

Los ingresos provenientes de los contratos de arrendamientos operativos se reconocen mensualmente con base en lo establecido en los contratos.

Los ingresos por intereses son acumulados sobre una base periódica tomando como referencia el saldo pendiente de capital y la tasa efectiva de interés aplicable.

Los ingresos por dividendos de inversiones son reconocidos cuando han sido establecidos los derechos de los accionistas a recibir el pago correspondiente.

u. ***Gastos de publicidad*** – Los costos de publicidad son registrados en los resultados, en la fecha que se incurren.

v. ***Reconocimientos de gastos*** – Los gastos se reconocen en los resultados cuando tiene lugar una disminución en los beneficios económicos futuros relacionados con una reducción de un activo, o un incremento de un pasivo, que se puede medir de forma fiable. Esto implica que el registro de un gasto tiene lugar en forma simultánea al registro del incremento del pasivo o la reducción del activo.

Se reconoce un gasto de forma inmediata cuando un desembolso no genera beneficios económicos futuros o cuando no cumple los requisitos necesarios para su registro como activo.

w. ***Compensaciones de saldos*** – Sólo se compensan entre sí y, consecuentemente, se presentan en el balance general consolidado por su importe neto los saldos deudores y acreedores con origen en transacciones que, contractualmente o por imperativo de una norma legal, contemplan la posibilidad de compensación y se tiene la intención de liquidarlos por su importe neto o de realizar el activo y proceder al pago del pasivo de forma simultánea.

x. ***Impuesto sobre la renta*** – La provisión para impuesto sobre la renta comprende la suma del impuesto sobre la renta corriente por pagar estimado y el impuesto sobre la renta diferido.

El impuesto sobre la renta corriente se determina aplicando la tasa de impuesto establecida en la legislación fiscal vigente a la renta neta fiscal del año.

Los impuestos diferidos activos y pasivos son determinados con base en el método del balance general, utilizando la tasa de impuesto establecida por la legislación fiscal vigente, a la fecha del balance general.

Los activos y pasivos por impuestos diferidos incluyen las diferencias temporarias que se identifican como aquellos importes que se prevén pagar o recuperar por las diferencias entre los importes en libros de los activos y pasivos y su valor fiscal, así como por los créditos fiscales, rebajas y pérdidas fiscales no aprovechadas.

Por su parte, los activos por impuestos diferidos, identificados como diferencias temporarias, sólo se reconocen en el caso de que se considere probable que la Compañía va a tener en el futuro suficientes ganancias fiscales para poder hacerlos efectivos y no procedan del reconocimiento inicial (salvo en una combinación de negocios) de otros activos y pasivos en una operación que no afecta ni al resultado fiscal ni al resultado contable.

Anualmente, se revisan los impuestos diferidos registrados (tanto activos como pasivos) con objeto de comprobar que se mantienen vigentes, efectuándose las oportunas correcciones a los mismos de acuerdo con los resultados de los análisis realizados. El impuesto diferido activo es reducido mediante una provisión de valuación al monto que se estima que es probable que sea realizado en el futuro.

y. ***Utilidad neta por acción básica y diluida*** – La utilidad neta por acción básica ha sido calculada dividiendo el resultado neto del período entre el promedio ponderado de acciones emitidas y en circulación para cada período. La utilidad neta por acción básica y diluida es la misma para todos los períodos presentados, ya que la Compañía no tiene instrumentos potencialmente dilutivos.

2. INFORMACIÓN POR SEGMENTOS DE NEGOCIO

Criterios de segmentación

La información por segmentos se estructura en función de las distintas líneas de negocio de la Compañía.

Segmentos principales de negocio

Las líneas de negocio que se describen seguidamente se han establecido en función de la estructura organizativa de la Compañía en vigor al cierre del ejercicio 2008; teniendo en cuenta, por un lado, la naturaleza de los productos y servicios ofrecidos y, por otro, los segmentos de clientes a los que van dirigidos.

En los períodos de seis meses terminados el 30 de junio de 2009 y 2008, la Compañía centró sus actividades en las siguientes grandes líneas de negocio:

Papel impresión, escritura y embalaje – La producción de este segmento de negocio está orientada básicamente hacia la manufactura de papel tipo Bond, Bristol, Register, MF y MG, entre otros. La comercialización se realiza en mayor medida bajo la forma de productos finales tales como bolsas, sacos, resmas, resmillas, cuadernos, sobres, y otros productos.

Papel tissue – La planta de papel tissue produce varios grados de este tipo de papel, los cuales son convertidos en productos finales tales como papel higiénico, toallas, servilletas y faciales, en los centros ubicados en Maracay, Venezuela y Trinidad & Tobago.

Servicios y alquileres – Este segmento de negocio está orientado básicamente al mantenimiento de activos destinados para el arrendamiento y servicios de vigilancia.

Corporativos – Los ingresos y gastos que no pueden ser atribuidos específicamente a ninguna línea de carácter operativo o que son el resultado de decisiones que afectan globalmente a la Compañía y, entre ellos, los gastos originados por proyectos y actividades que afectan a varias líneas de negocio y los ingresos de las participaciones estratégicas, se atribuyen a una "Unidad Corporativa", a la que, también, se asignan las partidas de conciliación que surgen al comparar el resultado de integrar los estados financieros de las distintas líneas de negocio con los estados financieros consolidados de la Compañía. Los costos incurridos por la Unidad Corporativa se prorratean mediante un sistema de distribución interna de costos, entre las distintas líneas de negocio.

Segmento geográfico

Las actividades del grupo se ubican en el mercado venezolano, en Centroamérica y en el Caribe, sin embargo, esta segmentación no reviste importancia a nivel de los estados financieros consolidados dadas las magnitudes de los montos.

Bases y metodología de la información por segmentos de negocio

La información por segmentos que se expone seguidamente se basa en los informes mensuales elaborados por cada una de las divisiones y se genera sistemáticamente en forma mensual.

La estructura de esta información está diseñada como si cada línea de negocio se tratara de un negocio autónomo y dispusiera de recursos propios independientes, que se distribuyen en función del riesgo de los activos asignados a cada línea, conforme a un sistema interno de distribución porcentual de costos.

A continuación se presenta la información por segmentos de estas actividades, para los períodos terminados el 30 de junio de 2009 y 2008 :

<u>**2009**</u>

	Papel impresión, escritura y embalaje	Papel tissue	Servicios y alquileres	Eliminaciones	Total
Estado de Resultados					
Ventas locales	234.405.501	255.944.965	7.661.791	-	498.012.257
Ventas de exportación	982.626	7.284.498	-	-	8.267.124
Ventas entre segmentos - local	-	-	12.250.767	(12.250.767)	-
Ventas entre segmentos - exportación	146.955	952.714	-	(1.099.669)	-
Total ingresos	235.535.082	264.182.177	19.912.558	(13.350.436)	506.279.381
Costos y gastos	199.584.944	195.119.862	13.858.798	(13.337.682)	395.225.922
Resultado de operación	3.5.950.138	69.062.315	6.053.760	(12.754)	111.053.459
Participación de resultados de empresas bajo negocios conjuntos	-	-	-	-	-
Ingresos financieros	-	-	-	-	662.700
Gastos financieros y otros	-	-	-	-	(12.599.276)
Resultados antes de impuestos	-	-	-	-	99.116.883
Resultado después de impuestos	-	-	-	-	77.094.018
Depreciación	4.294.915	4.044.923	821.821	-	9.161.659
Inversiones de capital	68.153	615.046	883.605	-	1.566.804
Balance general					
Activo					
Activos por segmentos	365.839.710	313.035.955	82.266.557	(33.279.290)	727.862.932
Activos por segmentos corporativos	-	-	-	-	55.104.974
Participaciones en empresas asociadas		-	-	-	-
Activos corporativos no distribuidos	-	-	-	-	29.304.696
Activo total consolidado	365.839.710	313.035.955	82.266.557	(33.279.290)	812.272.602
Pasivo					
Pasivos por segmentos	70.761.567	56.773.429	12.714.888	(33.279.290)	106.970.594
Pasivos por segmentos corporativos	-	-	-	-	77.955.882
Pasivos corporativos no distribuidos	-	-	-	-	201.912.766
Pasivo total consolidado	70.761.567	56.773.429	12.714.888	(33.279.290)	386.839.242

2008

	Papel impresión, escritura y embalaje	Papel tissue	Servicios y alquileres	Eliminaciones	Total
Estado de Resultados					
Ventas locales	167.438.694	205.940.157	4.192.128	-	377.570.979
Ventas de exportación	999.500	6.831.028	-	-	7.830.528
Ventas entre segmentos - local	-	-	6.977.973	(6.977.973)	-
Ventas entre segmentos - exportación	38.547	547.351	-	(585.898)	-
Total ingresos	168.476.741	213.318.536	11.170.101	(7.563.871)	385.401.507
Costos y gastos	139.246.268	150.158.817	9.525.577	(7.413.512)	291.517.150
Resultado de operación	29.230.473	63.159.719	1.644.524	(150.359)	93.884.357
Participación de resultados de empresas bajo negocios conjuntos	-	-	-	-	(2.596.156)
Ingresos financieros	-	-	-	-	221.197
Gastos financieros y otros	-	-	-	-	(28.155.159)
Resultados antes de impuestos	-	-	-	-	63.354.239
Resultado después de impuestos	-	-	-	-	51.950.664
Depreciación	4.179.514	4.011.566	733.688	-	8.924.768
Inversiones de capital	602.650	115.296	106.239	-	824.185
Balance general					
Activo					
Activos por segmentos	300.360.110	261.089.088	45.357.862	(19.218.037)	587.589.023
Activos por segmentos corporativos	-	-	-	-	45.312.927
Participaciones en empresas asociadas	2.173.202	-	-	-	2.173.202
Activos corporativos no distribuidos	-	-	-	-	29.402.959
Activo total consolidado	302.533.312	261.089.088	45.357.862	(19.218.037)	664.478.111
Pasivo					
Pasivos por segmentos	35.682.688	40.750.412	6.605.764	(18.248.037)	64.790.827
Pasivos por segmentos corporativos	-	-	-	-	129.961.284
Pasivos corporativos no distribuidos	-	-	-	-	99.930.940
Pasivo total consolidado	35.682.688	40.750.412	6.605.764	(18.248.037)	294.683.051

3. EVENTO SUBSECUENTE

Patrimonio.

Dividendos en efectivo

Con fecha 3 de julio del presente, la Asamblea de Accionistas acordó decretar dividendos en efectivo de Bs. 0,40 por acción.

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:-------------------------------------

[Letterhead of MANPA]

Caracas, July 28, 2009.

Messrs.

NATIONAL SECURITIES AND EXCHANGE COMMISSION - CNV

Present.-

Attn. National Securities Registry

In compliance with the regulations in effect, attached hereto we are sending three (3) counterparts of the following documents of Manufacturas de Papel, C.A. (MANPA) S.A.C.A.:

1. Interim Consolidated Financial Statements at June 30, 2009 and 2008 based on the International Financial Reporting Standards (IFRS).

2. Consolidated Income Statement for the six-month period ended at June 30, 2009 and 2008.

3. Interim Consolidated Statements of Equity Accounts Movements for the six-month period ended at June 30, 2009 based on the International Financial Reporting Standards (IFRS).

4. Interim Consolidated Statements of Equity Accounts Movements for the six-month period ended at June 30, 2009 and 2008 based on the International Financial Reporting Standards (IFRS).

REPÚBLICA DE VENEZUELA INTERPRETE PUBLICO 2 JUDITH X. HERNANDEZ MORA

5. Interim Consolidated Cash Flow Statements for the six-month period ended at June 30, 2009 and 2008 based on the International Financial Reporting Standards (IFRS).

6. Consolidated Income Statement ended at June 30, 2009 and at December 31, 2008 based on the International Financial Reporting Standards (IFRS).

7. Notes to the consolidated financial statements for the three-month period ended at June 30, 2009 and 2008 based on the International Financial Reporting Standards (IFRS).

8. Notes to the consolidated financial statements for the six-month periods ended at June 30, 2009 and 2008

Having no further matter to discuss,

Sincerely,

LETICIA LEVEL (signed) Illegible.

Corporate Planning Manager.

llevel@manpa.com.ve

Phone 0212 901 22 45 Fax 0212 901 23 17---

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND AFFILIATES

GENERAL CONSOLIDATED BALANCE SHEETS CONDENSED AT JUNE 30, 2009 AND 2008

INTERIM

(Stated in bolivars)

	2009	2008
ASSETS		
NON CURRENT ASSETS:		
Property, plant and equipment – Net	381,889,613	388,912,027
Stockholdings in associations and joint business	-	2,173,202
Total non-current assets	381,889,613	391,085,229
CURRENT ASSETS:		
Expenses paid in advance	682,715	1,881,618
Inventories	68,861,662	60,582,523

Advances to suppliers	9,220,553	5,175,978
Bills and accounts receivable - net	206,518,410	171,933,825
Investments available for sale	117,071	117,115
Cash and cash equivalent	144,983,118	33,701,823
Total current assets	430,382,989	273,392,882
TOTAL	812,272,602	664,478,111
SHAREHOLDER'S EQUITY AND LIABILITIES		
SHAREHOLDER'S EQUITY:		
Capital stock	69,633,596	69,633,596
Premium on share issue	13,405	13,405
Accumulated result from translation of affiliate and joint business abroad	206,308	206,308
Retained earnings:		
Legal reserve	6,963,360	6,963,360
Updated net balance of retaining earnings for the sole use of payment of dividends of Company shares or of its subsidiaries	119,593,551	119,593,551
Undistributed	228,940,347	173,302,045
Non realization of results in investments	82,793	82,795
Total shareholders' equity	425,433,360	369,795,060
NON CURRENT LIABILITIES:		
Provision for severance benefits, net of long-term advances	14,754,564	9,805,349
Unsecured bonds	44,350,000	46,700,000
Deferred tax income	29,120,982	30,363,463
Total non current liabilities	88,225,546	86,871,812
CURRENT LIABILITIES:		
Provision for severance benefits, net of short-term advances	16,638,124	10,622,461
Commercial papers	5,726,235	13,000,000

REPÚBLICA DE VENEZUELA INTERPRETE PÚBLICO

Short-term loans	127,075,571	29,493,092
Dividends payable	3,130,331	47,004,249
Income tax payable	27,760,960	16,363,879
Accounts payable	121,282,475	91,327,558
Total current liabilities	298,613,696	207,811,239
Total liabilities	386,839,242	294,683,051
TOTAL	812,272,602	664,478,111

Juan Antonio Lovera (signed) Illegible

Corporate Finance Vice-President

María Alejandra Maguhn (signed) Illegible

Corporate Comptroller ---

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND AFFILIATES

CONSOLIDATED INCOME STATEMENT OF CONDENSED RESULTS

FOR THE SIX-MONTH PERIOD ENDED AT JUNE 30, 2009 AND 2008 INTERIM

(Stated in bolivars)

	2009	2008
Income from sales	506,279,381	385,401,507
Sale costs	348,297,925	256,017,446
Gross income	157,981,456	129,384,061
Cost and expenses:		
Sales expenses	23,678,588	19,806,014
Overheads and administrative expenses	23,249,409	15,693,690
	46,927,997	35,499,704
Operating income	111,053,459	93,884,357
Participation in results from joint business	-	(2,596,156)
Financial costs	(10,662,733)	(8,208,004)
Financial income	662,700	221,197
Exchange differences – net	(779,517)	(75,854)
Loss in swap operations with securities	-	(12,488,970)

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

Other income (expense):		
Provision for account receivable	-	(1,065,422)
ABR Commissions	(638,268)	(297,689)
Tax on financial transactions	-	(5,935,104)
Others – net	(518,758)	(84,116)
	(11,936,576)	(30,530,118)
Income before taxes	99,116,883	63,354,239
Income tax	22,022,865	11,403,575
Net income	77,094,018	51,960,664
Net income per share:		
Basic	0.34	0.23
Diluted	0.34	0.23

Juan Antonio Lovera (signed) Illegible

Corporate Finance Vice-President

María Alejandra Maguhn (signed) Illegible

Corporate Comptroller---

(Next there is the Consolidated Statements of Condensed Movements in Equity Accounts for the six-month period ended at June 30, 2009. There is also the Consolidated Statements of Condensed Movements in Equity Accounts for the six-month period ended at June 30, 2008.) ---

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CONDENSED CASH FLOWS

FOR THE SIX-MONTH PERIOD ENDED AT JUNE 30, 2009 AND 2008

INTERIM

(Stated in bolivars)

	2009	2008
OPERATING ACTIVITIES:		
Net earnings	77,094,018	51,950,664
Adjustments to reconcile the net income with the cash provided for by the operating activities:		

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO

Exchange differences – net	779,517	75,854
Participation in results from joint business	3,459,354	2,596,156
Deferred income tax	(1,871,279)	(4,368,356)
Tax provision	23,894,144	15,771,931
No realized results in investments	-	755,470
Financial costs	10,662,733	8,208,004
Financial income	(662,700)	(221,197)
Depreciation	9,161,659	8,924,768
Operating cash flows before movements of working capital	122,517,446	83,693,294
Changes in operating asses and liabilities :		
Reduction (increase) in:		
Bills and accounts receivable	(48,002,373)	(51,742,938)
Advances to suppliers	(6,652,473)	(3,374,952)
Inventories	40,665,442	20,394,771
Expenses paid in advance	382,212	(1,065,202)
Increase (reduction)in:		
Accounts payable	14,316,914	(13,848,488)
Provision for severance benefits, net of payments	6,769,508	5,296,716
Cash provided for operating activities	130,086,686	39,353,201
Paid interests	(9,269,508)	(6,459,505)
Collected interests	662,700	221,197
Paid taxes	(32,795,450)	(8,136,883)
Net cash provided for operating activities	88,684,418	24,978,010
INVESTMENT ACTIVITIES:		
Increase in investments available for sale	-	10,929
Acquisition of property, plant and equipment	137,251	120,210
Net cash provided for (used in) investment activities	137,251	131,139
FINANCING ACTIVITIES:		
Increase in short-term loans	91,304,890	12,489,075

Cost of commercial papers issuing	6,000,000	15,991,500
Amortization of commercial papers	(13,358,203)	(13,916,763)
Amount of issue of long-term unsecured bonds	(2,400,000)	12,500,000
Cash dividends	(67,711,341)	(29,633,041)
Net cash provided (used) for financing activities	13,835,346	(2,569,229)
NET INCREASE (REDUCTION) IN CASH AND CASH EQUIVALENTS	102,657,015	22,539,920
CASH AND CASH EQUIVALENT AT THE BEGINNING OF YEAR	42,326,103	11,161,903
CASH AND CASH EQUIVALENTS AT THE END OF YEAR	144,983,118	33,701,823

Juan Antonio Lovera (signed) Illegible

Corporate Finance Vice-President

María Alejandra Maguhn (signed) Illegible

Corporate Comptroller---

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND AFFILIATES

GENERAL CONSOLIDATED BALANCE SHEETS CONDENSED AT JUNE 30, 2009 AND DECEMBER 2008

INTERIM

(Stated in bolivars)

	2009	2008
ASSETS		
NON CURRENT ASSETS:		
Property, plant and equipment – Net	381,889,613	391,188,523
Stockholdings in associations and joint business	-	3,459,354
Total non-current assets	381,889,613	394,647,877
CURRENT ASSETS:		
Expenses paid in advance	682,175	1,064,387
Inventories	68,861,662	109,527,104

Advances to suppliers	9,220,553	2,658,080
Bills and accounts receivable - net	206,518,410	158,516,037
Investments available for sale	117,071	117,071
Cash and cash equivalent	144,938,118	42,325,103
Total current assets	430,382,989	314,208,782
TOTAL	812,272,602	708,856,659
SHAREHOLDER'S EQUITY AND LIABILITIES		
SHAREHOLDER'S EQUITY:		
Capital stock	69,633,596	69,633,596
Premium on share issue	13,405	13,405
Accumulated result from translation of affiliate and joint business abroad	206,308	206,308
Retained earnings:		
Legal reserve	6,963,360	6,963,360
Updated net balance of retained earnings for the sole use of payment of dividends of Company shares or of its subsidiaries	119,593,551	119,593,551
Undistributed	228,940,347	220,669,329
Non realization of results in investments	82,793	82,793
Total shareholders' equity	425,433,360	417,162,342
NON CURRENT LIABILITIES:		
Provision for severance benefits, net of long-term advances	14,754,564	11,572,895
Unsecured bonds	44,350,000	37,410,000
Deferred tax income	29,120,982	30,992,261
Total non current liabilities	88,225,546	79,975,156
CURRENT LIABILITIES:		
Provision for severance benefits, net of short-term advances	16,638,124	13,050,285
Unsecured bonds	-	9,340,000

REPÚBLICA DE VENEZUELA INTERPRETE PUBLICO

Commercial papers	5,726,235	13,084,438
Short-term loans	127,075,571	34,377,456
Dividends payable	3,130,331	2,018,672
Income tax payable	27,760,960	33,662,266
Accounts payable	121,282,475	106,186,044
Total current liabilities	298,613,696	211,719,161
Total liabilities	396,839,242	291,694,317
TOTAL	812,272,602	708,856,659

Juan Antonio Lovera (signed) Illegible

Corporate Finance Vice-President

María Alejandra Maguhn (signed) Illegible

Corporate Comptroller ---

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND AFFILIATES

CONSOLIDATED INCOME STATEMENT OF CONDENSED RESULTS

FOR THE SIX-MONTH PERIOD ENDED AT JUNE 30, 2009 AND 2008 BASED ON THE INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS).

INTERIM

(Stated in bolivars)

	2009	2008
Income from sales	260,776,266	226,697,634
Sale costs	179,559,879	138,071,472
Gross income	81,216,387	88,626,162
Cost and expenses:		
Sales expenses	11,997,083	10,732,557
Overheads and administrative expenses	12,666,197	8,071,834
	24,663,280	18,804,391
Operating income	56,553,107	69,821,771
Participation in results from joint business	-	(4,116,149)
Financial costs	(5,425,512)	(4,601,148)

Financial income	335,027	111,745
Exchange differences – net	(605,423)	(50,137)
Loss in swap operations with securities	-	(11,577,970)
Other income (expense):		
Provision for account receivable		
ADR Commissions	(638,268)	(297,689)
Tax on financial transactions	-	(2,685,970)
Others – net	387,660	(43,544)
	(5,946,516)	(23,260,862)
Income before taxes	50,606,591	46,560,909
Income tax	10,329,504	9,401,821
Net income	40,277,087	37,159,088
Net income per share:		
Basic	0,18	0,16
Diluted	0,18	0,16

Juan Antonio Lovera (signed) Illegible

Corporate Finance Vice-President

María Alejandra Maguhn (signed) Illegible

Corporate Comptroller--

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR SIX-MONTH PERIOD ENDED AT JUNE 30, 2009 AND 2008 (In bolivars)

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization – The dominant company Manufacturas de Papel, C.A. (MANPA) S.A.C.A. is a company established in the Bolivarian Republic of Venezuela pursuant to the Venezuelan Code of Commerce and the Capital Market Law, and its business purpose is to manufacture and commercialize paper in all its fashions.

Adoption of the International Financial Reporting Standards (IFRS) – As of December 2, 2005 the Board of Directors of Manufacturas de Papel, C.A. (MANPA)

S.A.C.A. in its session No.940 decided to early adopt the International Financial Reporting Standards (IFRS) to prepare and submit consolidated financial statements for the year ended at December 31, 2005 as official information in compliance with Resolutions No.157-2004 and 177-2005, issued by the National Securities and Exchange Commission (CNV).

The enclosed consolidated financial statements have been prepared based on the International Financial Reporting Standards (IFRS) that include the International Financial Reporting Standards (IFRS), the International Accounting Standards (IAS), Interpretations by the Permanent Interpreting Commission (PIC) and the International Financial Reporting Interpretations Committee (IFRIC), issued y the International Accounting Standards Board (IASB) all of which are effective for the fiscal years beginning at January 1, 2005.

This standard states, compared to that in effect at the time of preparing the consolidated financial statements of the Company in 2005, among other things, the following:

- significant changes in the accounting policies, valuation criteria and fashion of presenting the financial statements part of the annual consolidated financial statements, and
- a significant increase in the information facilitated in the report of the annual consolidated financial statements.

January the 1st, 2004 was considered transaction date for the purposes of preparing the first set of consolidated financial statements at December 31, 2005 under IFRS.

Significant accounting policies – The main accounting policies used by the Company to prepare its consolidated financial statements are summarized as follows:

a. ***Responsibility of the information and estimations made*** – Information included in these consolidated financial statements is the responsibility of the Board of Directors and of Company Management. To prepare them, certain estimates have been used to quantify some assets, liabilities, income, expenses and commitments that are registered therein, based on experience and other relevant factors. Final results may vary from such estimates.

These estimates are relevant on a continuous basis. Amendments to accounting estimates are acknowledged prospectively, accounting the effects from changing the corresponding consolidated income accounts for the year when the corresponding reviews are made. Basically, these estimates refer to:

- Losses from deterioration of certain assets,
- Useful life of property, plant and equipment,
- Reasonable values of financial assets and liabilities,
- Estimated accruals payable,
- Probability of contingencies,
- Exchange control and its impact on assets, liabilities, obligations in foreign currency and dividends to shareholders,
- Price control on certain products commercialized by the Company.

Although these estimates are made based on the best information available at June 30, 2009 about the facts analyzed, it is possible that events that may take place in the future force their amendment in the next fiscal years. This amendment will be carried out pursuant to the provisions of IAS 8, prospectively, taking into account the effects of the change of estimation in the corresponding consolidated income accounts.

b. ***Consolidation*** - The consolidated financial statements attached hereto include the accounts of Manufacturas de Papel, C.A. (MANPA) S.AC.A. and its affiliates fully owned: Vencaribbean Paper Products, Ltd. (domiciled in Trinidad and Tobago), Valores y Acciones 1003, C.A. and its Affiliates; Inmuebles 310350, C.A. and Seguridad Industrial y Forestal, C.A. (Seinforca) (both domiciled in Venezuela), and Transporte Alpes, C.A. (domiciled in Venezuela). Manufacturas de Papel de Centroamérica, S.A. (domiciled in Costa Rica) and Simco Recycling, Inc. (domiciled in the United States), both 50% owned were considered joint businesses according to IAS 31, and were registered as per the method of participation.

All significant transactions among companies have been eliminated from consolidation.

c. ***Effects of inflation*** – The functional currency of the Company is the Bolivar. Once the IAS 29 "Financial Information on Hyperinflationary Economies" is

revised together with other literatures consulted and after analyzing the accumulated inflation at the date of transaction and subsequent periods, the Company determined that the Venezuelan economy stopped being hyperinflationary from January the 1st, 2002.

As a consequence of the foregoing, some amounts of non-monetary assets and liabilities at December 31, 2001 in constant currency at that date were considered as the new accounting base of these entries.

d. ***Translation of the financial statements of affiliates and joint businesses abroad*** – The Company determined the functional currency of affiliates abroad according to IAS 21 "Effect of Variations in Exchange Types of Foreign Currency." Consequently, for its incorporation into the attached financial information, the financial statements of such affiliates were translated into bolivars by converting monetary and non-monetary entries of the balance sheet at the current exchange rate, and as for the income account the average of the exchange rate of the corresponding year.

The effects of including the financial statements of affiliates translated to bolivars by this methodology are shown in the shareholders´ equity as Accumulated result from translation of affiliates and joint businesses.

e. ***Participation in associates*** – An associated company is that in which the Company is able to significantly influence; without control or joint control by its participation in decision-making and operating policies of the associated company. Normally, this capacity is expressed in a participation (direct or indirect) equal or superior to 20% of the voting rights of the entity participated.

Exceptionally, the following entities, of which a 20% or more of its voting rights is owned, are not considered entities associated to the Group:

Entity	% of Voting Rights	Reason why it is considered Associated
Agroindustrial Mandioca, C.A.	20	The Company does not have a significant influence on operations of the associated company.

REPÚBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

Corporación Forestal Orinoco, C.A.	33	The Company does not have a significant influence on operations of the associated company.
Fibras Secundarias, S.A.	33	The Company does not have a significant influence on operations of the associated company.
Central Cariaco	25.62	The Company does not have a significant influence on operations of the associated company.

Participation in joint business – A joint business consists of a contractual agreement in which the Company and other parties begin an economic activity subject to joint control. Business agreements involving the establishment of an entity apart in which each participant owns interests are identified as entities jointly controlled. Profits and losses are eliminated pursuant to Company participation in the joint business, except for those cases in which non- realized losses provide evidence of any deterioration of the asset allocated.

Pursuant to IAS 31, the Company opted for valuating entities considered joint business by using the method of participation.

f. ***Property, plant and equipment*** – Property, plant and equipment are presented at the allocated cost less depreciation and any acknowledged loss from deterioration of value. Depreciation is calculated based on the straight line method on the remaining useful life estimated by the Company.

Replacements or renewals of entire elements that increase the useful life of the asset in question or its financial capacity are accounted for as greater amount of asset with the subsequent accounting withdrawal of the elements replaced or renewed. Periodical expenses of maintenance, preservation and repair are attributed to the results of the measure they incur in.

Depreciation is calculated based on the straight line method on the remaining estimated useful life of the different assets as follows, understanding that the lands on which

buildings and other constructions are built have an undefined useful life and, therefore, they are not subject to depreciation:

	Years
Buildings	20-40
Machinery and equipment	10-50
Automotive vehicles	3-6
Furniture, fittings and others	3-5

Company management considers that the accounting value of assets does not exceed their recoverable value.

Costs due to interests directly attributable to acquisition, construction or production of qualified assets that necessarily require a substantial time period to be prepared for its expected use or sale are added to the cost of such assets until the moment assets are substantially prepared for use. Income from investments arising from the temporary investment of specific loans that has not been invested yet in such assets is deducted from costs for interests ready to be capitalized.

The result from selling or withdrawing property, plant and equipment is determined by the difference between the benefit from selling and the accounting value of the asset, and the same is recognized in the results from the fiscal year.

g. ***Long-term assets*** – The Company reviews amounts in books of its tangible and intangible assets to determine if there are indications that such assets have suffered a loss from deterioration of value. If there is any indication thereon, the recoverable amount of asset is calculated in order to determine the scope of the loss for deterioration of value (if any). In case the asset does not produce cash flows by itself that is independent from other assets, the Company calculates the recoverable amount of the unit by generating cash to which the asset belongs to. Once a consistent basis, reasonable to distribute, is identified, common assets are also distributed to individual cash-generating units or, in turn, to the smallest group of cash-generating units to which a consistent basis, reasonable to distribute, is identified.

The recoverable value is the highest value between the reasonable value less the cost of selling it and the value of use. The value of use is determined based on estimated future cash flows discounted at its current value, using a discount rate before taxes that reflects current market valuations in regard to temporary value of money and specific asset risks.

If it is estimated that the recoverable amount of an asset (or a cash generating unit) is inferior to its amount in books, the amount in books of assets (cash generating unit) is reduced to its recoverable amount. Immediately, a loss for value deterioration is acknowledged as expense.

A loss for value deterioration can be further reverted and registered as income in the results of the period until the amount to which the increased amount in books does not exceed the amount in books that would have been determined if any loss had been acknowledged for deterioration of value for the asset (cash generating unit) in previous years.

h. ***Operating leasing*** – Typically, in operating leasing operations the ownership of goods leased and substantially all the risks and advantages that fall on such goods belong to lessor.

The Company has leasing agreements negotiated in which the Company acts as lessor. Leased goods are presented under the item property, plant and equipment. These assets are repaid according to the policies adopted for similar assets of own use, and the income from leasing agreements are acknowledged based on the provisions set forth in the agreements, which come close to the straight-line method established in the IAS 17.

Payments from operating leasing agreements, in which the Company acts as a lessor are acknowledged as a linear expense during the leasing, save in those cases in which other systematic way of allocation becomes more representative to better indicate the pattern to benefit the leasing. Contingent payments are charged as expenses to the term they are incurred in.

i. Foreign currency – The functional currency of the Company is the Bolivar. Consequently, operations in other foreign currency are considered in "foreign

INTERPRETE PUBLICO 17

currency" and are registered in bolivas using the applicable exchange rates in effect at date such operations are made. Balances in foreign currency at closure of the fiscal year are stated in bolivars using the applicable exchange rate at that date, and resulting exchange differences are carried forward, initially, to the results from the period they are produced. Exchange differences arising from monetary provisions receivable or payable from affiliates and joint businesses abroad, which liquidation is neither contemplated nor likely to occur in a foreseen future and are part of the net investment of the foreign entity are acknowledged in the consolidated financial statements until disincorporating the corresponding entity.

j. ***Inventories*** – Stocks are valued at the acquisition or production cost, or at the realized net value, the lesser. Cost includes costs of direct materials and, in your case, the costs of direct labor and general manufacturing expenses, also including those incurred in when transferring stocks to your location and current conditions. During periods of low production level or during those of idle capacity, the number of fixed general manufacturing expenses attributed to each production unit is not increased as a consequence of this circumstance. During abnormally high production periods, the amount of fixed general manufacturing expenses attributed to each manufacturing unit will be reduced so that stocks are not valued over real cost.

Commercial discounts, rebates obtained and other similar entries are deducted in determining acquisition price.

The cost is calculated using the average method. The net realized value represents the estimate of the sale price less the entire estimated finishing price and the costs that will be incurred in commercialization processes, sale and distribution.

Spare parts inventory are valued using the average method and are acknowledged in the results of the fiscal year when they are used. Such supplies are presented in the consolidated financial statements at the cost absorbed, which does not exceed its recovery value. The cost assumed is equivalent to the acquisition cost less losses for

acknowledged obsolescence, determined by the Company on a technical evaluation basis.

k. Financial assets – Investments are acknowledged and discharged in accounts using the accounting method at the date of negotiating, when the aforementioned date is acknowledged: a) the assets receivable and liabilities payable, and b) the discharge in selling asset accounts, the acknowledgement of the eventual result from selling or availability by any other mean and the acknowledgement of an entry receivable from the purchaser. Financial assets and liabilities are initially acknowledged at their reasonable value plus transaction costs directly attributable to their purchase, except for those classified at their reasonable value with changes in results, which are initially acknowledged at their reasonable costs.

Financial assets kept by the Company are classified as follows:

- Loans and accounts receivable generated by the company itself: financial assets originated by companies in exchange of providing cash, goods or services directly to debtors.
- Financial assets available for sale, including values acquired that are not kept in order to negotiate them or as investment at maturity. They are valued at their reasonable value and changes are acknowledged in results in the terms set forth in IAS 39.

Financial asset are classified as financial assets at a reasonable value with changes in results when classified as kept to negotiate or, in its initial acknowledgement, have been appointed by the Company to be accounted for its reasonable value with changes in results.

A financial asset is classified as kept to negotiate if:

- Assets are mainly acquired aimed at being sold in the immediate future;

- Assets are part of a portfolio of identified financial instruments, jointly managed and to which there is evidence of a recent pattern to obtain a short-term benefit; or

- Assets are a derivative that is neither a financial assurance agreement nor have been appointed as hedging instrument and meet the conditions to be efficient.

A financial asset different from those kept to negotiate can be classified as a financial asset at a reasonable value with changes in results if:

- This eliminates or significantly reduces any inconsistency in the valuation or acknowledgement; or
- Financial assets are part of a group of finial assets, of financial liabilities or both, which are administered and assessed according to the reasonable value criteria, in compliance with a documented strategy or a Company risk management, and which information is internally provided for on that base; or
- The financial asset is part of an agreement including one or more implicit derivative, and the IFRS´s allows for appointing the entire hybrid agreement (combined) as a financial asset of a financial liability at a reasonable value with changes in results.

Financial assets at a reasonable value with changes in results are presented at their reasonable value. Profit and losses of the reasonable value of these assets are acknowledged as part of the results from the period in which they are incurred in. Acknowledged income and losses include any dividend or interest earned from such financial assets.

Non-derivative financial assets having a fixed maturity date, with fixed payments or payments likely to be determined, and the Company with the effective intention and capacity to be preserved until maturity are classified as investments held until maturity. These investments are registered at the repaid cost using the method of the effective interest type less any accumulated loss for deterioration of value acknowledged, acknowledging income through the corresponding period.

Investments available for sale are non-derivative financial assets that are specifically appointed as available for sale, or that are not classified as (a) loans and items receivable, (b) investments held until maturity, or (c) accounted financial assets at a reasonable value with changes in results. These investments are valued at their reasonable value. Income and losses from variations in the reasonable value of these investments are directly acknowledged in the shareholders´ equity except for the losses from value deterioration, interest calculated according to the method of effective interest and the income or loss from exchange type, which are directly acknowledged against

results from the period they are generated. When the asset is disposed of or it is determined same has suffered a deterioration of its value, accumulated income or loss previously acknowledged in the shareholders´ equity is included in the results for the period. Dividends of equity instruments classified as available for sale will be acknowledged in the results from the fiscal year when the Company right to receive the corresponding payment is established.

Commercial accounts receivable, loans and other accounts receivable not arising from fixed payments or payments to be determined, which are not negotiated in a lending market are classified as loans and items receivable. These items are accounted for at the repaid cost using the method of the effective interest less any acknowledged accumulated loss for deterioration of value. Income from interests are acknowledged using the effective interest rate, except for those short-term accounts receivable in which its acknowledgement is not considered significant.

It is understood as reasonable value of a financial instrument in a given date the amount by which said instrument could be purchased or sold on that date between parties informed about the issue, acting freely and prudently under conditions of mutual independence. The most objective and common reference of the reasonable value of a financial instrument is the price that would be paid for it in an organized, transparent and deep market ("quotation price" or "market price"). If this market price cannot be objectively and reliable estimated for a specific financial instrument, its reasonable value is estimated by using the value set in recent transactions of similar instruments or the current value deducing all future cash flows (collection or payment), applying a type of market interests for similar financial instruments (same term, currency, interest rate and same classification of equivalent risk).

Investments at maturity and loans and accounts receivable that the Company holds are valued at their "repaid cost" acknowledging in the income accounts the interests earned based on its effective interest rate (EIR). Repaid cost is understood as the initial cost less collection of principal plus more or less accumulated amortization of the difference between the initial amounts and maturity, taking into account potential reductions for deterioration or non-payment.

Effective interest rate is the updating rate that exactly equals the value of a financial instrument to the totality of its cash flows estimated by all concepts through their remaining life. For financial instruments at a fixed interest rate, the effective interest rate coincides with the contractual interest rate established at the moment of its acquisition plus, in its case, commissions that due to its nature are similar to an interest rate. In financial instruments at variable interest rates, the effective interest rate coincides with the yielding rate in effect for all concepts until the first review of the type of referential interest that is going to take place.

l. **Cash and cash equivalents** – The cash and cash equivalent including cash in banks and investments in term deposits with maturity of less than three (3) months.

m. ***Classification of financial assets as current and non-current*** – In the attached consolidated balance sheets, financial assets are classified according to their maturity, that is, as current those with maturity equal or inferior to twelve months, and as non-current those with maturity higher than such period.

n. ***Bank loans and obligations, commercial papers and unsecured bonds***– Loans and obligations, commercial papers and unsecured bonds are registered at repaid cost. Financial expenses, included premiums payable in the liquidation or reimbursement and direct costs of issuance are accounted in the income results using the method of cash interest and are added to the amount in books of the instrument as they are not liquidated in the period they are generated.

o. ***Debt classification as current and non-current*** – In the attached consolidated balance sheets, debts are classified according to their maturity, that is, as current (those with maturity equal or inferior to twelve months), and as non-current (those with maturity higher than such period).

p. ***Provision for seniority payment*** – The provision for seniority payment includes 100% of the liabilities related to rights acquired as per the Organic Labor Law. Seniority payment are calculated and registered according to the Venezuelan labor law and the collective bargaining agreement in effect.

According to the Organic Labor Law in effect, the employee has rights to severance payment equivalent to 5 days of salary per month until a total of 60 days per year of service. This payment is considered earned from 3 months of uninterrupted service. From the second year of service, the employee is entitled to 2 years of additional salary per year of service (or year fraction higher than 6 months), accumulative up to a maximum of 30 days of salary. Severance payments need to be paid and deposited on a monthly basis in individual trusts, a severance payment fund or in the account of employee, as each employee so states in written. When severance payment are kept in the accounting of an employee, this latter is entitled to pay interests on the amounts owe, which are monthly established by the Venezuelan Central Bank.

In case of unjustified dismissal or voluntary retirement, the employee is entitled to an additional indemnity of one month of salary per each year of service up to a maximum of 150 days of yearly salary. In case of voluntary retirement, the Law stipulates an additional liquidation up to 90 days of current salary, based on the duration of the labor relation.

q. ***Provisions*** – When preparing the consolidated financial statements, the management makes a difference between:

- *Provisions* – Credit balances that cover obligations at the date of the consolidated balance sheet, arising as a consequence of past events from which shareholders´ equity prejudices can arise to the Company; concrete in regard to its nature but undetermined in regard to its amount and/or moment of payment,
- *Contingent liabilities* – Possible obligations that emerged as a consequence of past events, which materialization is conditioned to the occurrence, or not, of one or more future events regardless the will of the entity.

The Consolidated financial statements of the Company compiled all the significant provisions in regard to which it is estimated that the probability that the obligation needs to be met is higher than the opposite. Contingent liabilities are not acknowledged in the consolidated financial statements but informed, pursuant to the IAS 37 requirements.

Provisions are quantified considering the best information available about the consequences of the event that brings them about and are re-estimated due to the

accounting closure and are used to face the specific obligations to which they were originally acknowledged; thus, producing its reversal, either total or partial, when such obligations stop being so. At June 31, 2009 and 2008 the Company management has not registered significant provisions that need to be indicated in the consolidated financial statements at those dates.

r. **Financial liability and shareholders' equity** – Financial liability and equity instruments are classified according to the content of contractual agreements negotiated and taking into account the economic grounds of contract. An equity instrument is a contract that represents a residual participation in the Company shareholders' equity once all their liabilities are deducted.

Financial liabilities held by the Company are classified as financial liabilities at the reasonable value with changes in the results or as financial assets.

Financial liabilities are classified as financial assets at the reasonable value with changes in the results, when they are classified as held for negotiating or as appointed by the Company at their initial acknowledgement to be accounted at their reasonable value with changes in the results.

A financial asset is classified as held for negotiating if:

- It is incurred in mainly to be repurchased in the immediate future.
- It is part of a portfolio of identified financial instruments that are jointly managed and to which there is evidence of a recent pattern to obtain short-term benefits; or
- It is a derivative that is neither a financial guarantee agreement nor it has been appointed as a hedge instrument and complies with the conditions to be efficient.

A financial liability different from those held to negotiate can be classified as a financial asset at a reasonable value with changes in the results if:

- That significantly eliminates or reduces any inconsistency in valuation or acknowledgement; or
- Financial liabilities are part of a group of financial assets, of financial liabilities or of both, which are administered and assessed according to the criteria of reasonable value pursuant to a documented investing or managing strategy of Company risk and which information is internally provided on that basis; or

- It is part of a contract comprising one or more implicit derivatives and the IASs allow for appointing the entire hybrid agreement (combined) as a financial asset or a financial liability at a reasonable value with changes in the results.

Financial liabilities at a reasonable value with changes in results are presented at a reasonable value. Income or losses in the changes of reasonable value of these assets are acknowledged against results from the period they are generated. Acknowledged income and losses include any interest made by such financial assets.

Other financial liabilities, including loans, are initially acknowledged at their reasonable value, net of transaction costs directly attributable to their issuing. Then, they are registered at cost repaid using the method of the effective interest, acknowledging the expense throughout the corresponding period.

s. ***Ongoing Judicial and/or Extrajudicial Procedures*** – At June 30, 2009 there were different ongoing judicial procedures and claims against the Company originated in the regular development of its activities. Both legal advisors and the Company management understand that the conclusion of these procedures and claims will not produce a significant effect in the current and future consolidated financial statements.

t. ***Income acknowledgements*** – Income is quantified using the reasonable value of the counterpart received or pending reception arising thereon.

Income from selling finished products and other products are acknowledged when the entire following conditions are met:

- The Company has transferred to purchaser the risks and meaningful advantages from owning goods;
- The Company does neither keep for itself any involvement in regular managing of goods sold to the degree usually associated to ownership nor withholds the effective control on such goods;
- The amount of income can be reliably measured;
- It is likely that the Company receives the financial benefits associated to the transactions; and

- Costs incurred in, or likely to be incurred in, in regard to the transaction can be reliably measured. Income form sales is reported net from estimated returns, promotions granted, early-bird discounts, and any other discount granted.

Income from operating leasing agreements are acknowledged on a monthly basis based on the provisions of contracts.

Income from interests is accumulated on a periodical basis taking as reference the outstanding capital balance and the effective interest rate applicable.

Income from investment dividends are acknowledged when the rights of shareholders to receive the corresponding payment have been established.

u. ***Advertisement expenses*** – Advertisement expenses are registered in results, at the date they are incurred in.

v. ***Acknowledging expenses*** – Expenses are acknowledged as results when there is a reduction of future financial benefits related to a reduction of an asset or an increase of a liability that can be reliably measured. This means that the entry of an expense is simultaneous to the registry of an increase of the liability or the reduction of an asset.

An expense is immediately acknowledged when a disbursement does not generate future financial benefits or when does not meet the necessary requirements for its registration as an asset.

w. ***Balance compensation*** –Only debit and credit balances from transactions that, contractually or mandatory as per the law, include the possibility to compensate and are intended to be liquidated for its net amount to realize asset and simultaneously make payment are compensated among themselves, and consequently, are presented in the consolidated balance sheet by its net amount or to realize assets and simultaneously pay liabilities.

x. ***Income tax*** – The tax provision for the income tax includes the amount of the current income tax payable estimated and the differed income tax.

Current income tax is determined applying the income tax established in the tax legislation in effect to the net taxable income of the year.

Deferred taxes, assets and liabilities are determined based on the general balance method using the tax rate established by the tax legislation in effect, at the date of the balance sheet.

Assets and liabilities from deferred taxes include temporary differences identified as those amounts expected to pay or recover from differences among amounts in the books of assets and liabilities and their tax value, as well as for tax credits, rebate and unused tax losses.

On its part, assets from differed taxes, identified as temporary differences, are only acknowledged in the case of considered likely that the Company is going to have in the future enough tax income to be able to make them effective and do not come from the initial acknowledgement (save in a business combination) of other assets and liabilities into one operation that does not impact the tax result or the accounting result.

On a year basis, registered differed taxes are reviewed (both assets and liabilities) in order to verify they are in effect, making the relevant amendments to them according to the results from the analysis made. The active deferred tax is reduced by a provision to valuate the amount estimated to be realized in the future.

y. **Net income per basic and diluted share** – The net income per basic share has been calculated by dividing the net result of the year between the weighted average of shares issued and in circulation for each year. Net income per basic and diluted share is the same for all periods presented since the Company does not have instruments potentially diluting.

2. INFORMATION BY BUSINESS SEGMENT

Segmentation criteria

Information by segments is structured based on the different Company business lines.

Main business segments

Business lines described below have been set based on the organizing structure of the Company in effect at closure of the fiscal year 2008 taking into account, on one part, the nature of products and services offered, and for the other, the segments of client to which businesses are addressed to.

During the three-month periods ended at June 30, 2009 and 2008 the Company centered its activity in the following big business lines:

Printing, writing and packing paper -

Manufacturing of this business segment is basically oriented to manufacture paper type Bond, Bristol, register, MF and MG, among others. Commercialization is highly in the form of final products, such as: bags, sacks, reams, four quires of letter paper, notebooks, envelopes, and other products.

Tissue paper – The tissue paper manufacturing plant produces several degrees of this paper, which are converted into final products such as hygienic paper, paper towels, napkins, and facial tissue in Maracay, Venezuela and Trinidad & Tobago locations.

Services and rentals – This business segment is basically oriented to maintenance of assets for leasing and surveillance services.

Corporate – Income and expenses that cannot be specifically attributed to any operating line or that are not the result of decision globally impacting the Company, including expenses originated from projects and activities that impact several business lines and income from strategic participations are allocated to a "Corporate Unit" together with reconciliation entries resulting from integrating financial statements of the different business lines with the consolidated financial statements of the Company. The costs incurred in by a Corporate Unit are prorated using internal cost systems among the different business lines.

Geographic segment

Group activities are located within the Venezuelan market, in Central America and the Caribbean. However, this segmentation is not important at the level of the consolidated financial statements given the magnitude of amounts.

Bases and methodology of information by business segment

Information by segments that is shown below is based on monthly reports prepared by each division and is systematically generated on a monthly basis.

The structure of this information is designed as if each business line is about an autonomous business with independent own resources that are distributed according to

risk of assets allocated to each line, pursuant to an internal percentage costs distribution.

Below there is information by segment of these activities for the years ended at June 30, 2009 and 2008:

<u>2009</u>

	Printing, writing and packing paper	Tissue paper	Services and rentals	Removals	Total
Income Statement					
Local sales	105,502,543	131,229,213	4,006,027	-	240,737,783
Export sales	982,626	3,782,706	-	-	4,765,332
Sales among segments – local	-	-	5,368,140	(5,368,140)	-
Sales among segments – export	90,722	719,743	-	(810,465)	-
Total income	106,575,891	135,731,662	9,374,167	(6,178,605)	245,503,115
Costs and expenses	92,808,484	97,753,562	6,612,945	(6,172,228)	191,002,763
Operating results	13,767,407	37,978,100	2,761,222	(6,377)	54,500,352
Participation in results from joint-business companies	-	-	-	-	-
Financial income	-	-	-	-	327,673
Results before taxes	-	-	-	-	(6,318,543)
Results after taxes	-	-	-	-	43,509,482
Depreciation	2,146,439	2,022,762	399,344	-	4,568,545
Capital investments	-	-	-	-	675,972
Balance sheet					
Assets					
Assets per segment	357,977,861	294,027,171	58,618,388	(30,998,784)	679,624,636
Assets per corporate segments	-	-	-	-	78,444,413
Participation in associated companies	-	-	-	-	-
Undistributed corporate assets	-	-	-	-	15,828,077

Total consolidated assets					773,897,126
Liabilities					
Liabilities by segments	64,719,586	39,989,492	11,487,054	(30,998,784)	85,197,348
Liabilities by corporate segments	-	-	-	-	67,676,138
Undistributed corporate liabilities	-	-	-	-	167,045,176
Total consolidated liabilities					319,918,662

2008

	Printing, writing and packing paper	Tissue paper	Services and rentals	Removals	Total
Income Statement					
Local sales	55,861,289	100,855,910	1,986,674	-	158,703,873
Export sales	-	-	-	-	-
Sales among segments – local	-	-	3,102,014	(3,102,014)	-
Sales among segments – export	38,547	547,351	-	(585,898)	-
Total income	55,899,836	101,403,261	5,088,688	(3,687,912)	158,703,873
Costs and expenses	57,841,435	76,131,225	4,259,860	(3,591,233)	134,641,287
Operating results	(1,941,599)	25,272,036	828,828	(96,679)	24,062,586
Participation in results from joint-business companies	-	-	-	-	1,519,993
Financial income	-	-	-	-	109,452
Financial expenses and others	-	-	-	-	(7,833,279)
Results before taxes	-	-	-	-	17,858,752
Results after taxes	-	-	-	-	15,856,998
Depreciation	2,035,559	2,007,432	367,198	-	4,410,189
Capital investments	395,525	106,008	106,239	-	607,772

Balance sheet					
Assets					
Assets per segment	262,953,662	246,816,398	41,445,658	(13,941,612)	537,274,106
Assets per corporate segments	-	-	-	-	59,307,979
Participation in associated companies	6,589,351	-	-	-	6,589,351
Undistributed corporate assets	-	-	-	-	10,680,349
Total consolidated assets					613,851,785
Liabilities					
Liabilities by segments	46,437,298	35,064,671	3,708,335	(12,971,612)	72,238,692
Liabilities by corporate segments	-	-	-	-	98,682,130
Undistributed corporate liabilities	-	-	-	-	75,573,537
Total consolidated liabilities					246,494,359

3. SUBSEQUENT EVENT

Shareholders´ Equity

On July the 3rd of this year the Shareholders´ Equity agreed to decree a cash dividend of Bs.0.40 per share.---

Translator's Note: At the upper right margin of the first two (2) pages of the document originally written in Spanish there is a wet seal that reads as follows: "National Securities and Exchange Commission. 2009 July 28 P 1:38 FILE RECEIVED." ----------

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, August the 6th, 2009.

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF MOVEMENTS IN EQUITY ACCOUNTS CONDENSED FOR THE SIX-MONTH PERIOD ENDED AT JUNE 30, 2009
INTERIM

(Stated in bolivars)

				Retained Earnings				
	Capital Stock	Premium on issuing shares	Accrued results from translation of subsidiary and joint business	Legal Reserve	Updated net balance of retained earnings for the sole use of payment of share dividends of the Company and subsidiaries	Undistributed	Non-realization of results from investments	Total Equity
BALANCES AT DECEMBER 31, 2008	69,633,596	13,405	206,308	6,963,360	119,593,551	220,669,329	82,793	417,162,342
Net income for the period	-	-	-	-	-	77,094,018	-	77,094,018
Total earnings recognized for the period	-	-	-	-	-	77,094,018	-	77,094,018
Decreed dividends						(68,823,000)	-	(68,823,000)
BALANCES AT JUNE 30, 2009	69,633,596	13,405	206,308	6,963,360	119,593,551	228,940,347	82,793	425,433,360

Maria Alejandra Maguhn (signed) Illegible
Corporate Comptroller

Juan Antonio Lovera (signed) Illegible
Corporate V.P. Finances

JUDITH X. HERNANDEZ MORA
INTERPRETE PUBLICO
REPUBLICA DE VENEZUELA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF MOVEMENTS IN EQUITY ACCOUNTS CONDENSED FOR THE SIX-MONTH PERIOD ENDED AT JUNE 30, 2008
INTERIM

(Stated in bolivars)

				Retained Earnings				
	Capital Stock	Premium on issuing shares	Accrued results from translation of subsidiary and joint business	Legal Reserve	Updated net balance of retained earnings for the sole use of payment of share dividends of the Company and subsidiaries	Undistributed	Non-realization of results from investments	Total Equity
BALANCES AT DECEMBER 31, 2007	69,633,596	13,405	206,308	6,963,360	119,593,551	155,762,882	(672,675)	351,500,427
Net income for the period	-	-	-	-	-	51,950,664	-	51,950,664
Total earnings recognized for the period	-	-	-	-	-	51,950,664	-	51,950,664
Realized result of investments available for sale	-	-	-	-	-	-	755,470	755,470
Decreed dividends	-	-	-	-	-	(34,411,501)	-	(34,411,501)
BALANCES AT JUNE 30, 2008	69,633,596	13,405	206,308	6,963,360	119,593,551	173,302,045	82,795	369,795,060

Maria Alejandra Maguhn (signed) Illegible
Corporate Comptroller

Juan Antonio Lovera (signed) Illegible
Corporate V.P. Finances

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO

División Papel, Imprimir, Escribir, Embalar:
Teléfonos: (0243) 2401124 - 2401121
División Higiénicos:
Teléfonos: (0243) 2407511 - 2407534
División Conversión
Sacos:
Teléfonos: (0243) 2401235 - 2401236
Bolsas:
Teléfonos: (0243) 2401100 - 2401072

Resmas, Resmillas, Formas Continuas:
Teléfonos: (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
Productos Escolares y de Oficina
(ALPES)
Teléfonos: (0243) 2401255 - 2401376 - 2401309
Transporte ALPES C.A.
Teléfonos: (0243) 2474910 - 2401380

MANPA

Dirección Fiscal:
Av. Francisco de Miranda con Av. El Parque
Edif. Torre Country Club, Piso 12 of 12
Urb. El Bosque Caracas.
RIF: J- 00023530 - 9
NIT: 0007464878

Teléfonos: (0212) 9012311
www.manpa.com.ve

Rule 12g3-2 (b) File N° 82-4240

Caracas, 03 August 2009.

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
U.S.A.

Attention: Special Counsel
Office of International Corporate Finance

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.
Rule 12g3-2 (b) File N° 82-4240

The enclose information is being furnished to the Securities and Exchange Commission (The "SEC") on behalf of Manufacturas de Papel, C.A. (MANPA), (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Kindly acknowledge receipt of the foregoing by stamping and returning the enclosed copy of this letter.

Very truly yours,

Leticia Level G.
Corporate Planning Manager
Fax N° 58-212-901-23-17
Phone : 58-212-901-22-45

INTERPRETE PUBLICO

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:---------------------------------------

[Letterhead of MANPA]

Caracas, June 22, 2009.

Citizen

President of the NATIONAL SECURITIES AND EXCHANGE COMMISSION

Your Office

Dear sirs:

This aims at informing you that the Board of Directors of my principal, in its meeting No.992 on this same date, decided to convene a Special Shareholders´ Meeting to be held on July 3, 2009 in order to consider decreeing a special cash dividend of forty cents of Strong Bolivars (BsF0.40) per share, under the terms and conditions that will be subject to its consideration, delegating to the Board of Directors the power to establish registry dates (deadline of registration with benefit) and payment dates (effective date of paying the benefit).

Likewise, we attached to this document the notice to the aforementioned Special Shareholders´ Meeting that will be published in a national newspaper.

In view of the foregoing items, we enclose the following documents:

- Proposal to be submitted to the Board of Directors.
- Demonstrative chart of the Movement of Income.
- Project of Record No.992 as of June 22, 2009.

We make this notice to comply with the provisions of the National Securities and Exchange Commission in its Resolution No.110-2004 dated August 11, 2004 published in Official Gazette No.38007 of August 24, 2004 and according to the provisions of Article 113 and 126 of the Capital Market Law.

Sincerely,

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

Lic. CARLOS DELFINO T. (signed) Illegible.

Chairman. --

[Letterhead of Manpa]

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital BsF.45,882,000.00

Subscribed Capital BsF.22,941,000.00

Capital Paid-in BsF. 22,941,000.00

RIF: J-00023530-9

NOTICE

Company shareholders are informed that the Special Shareholders´ Meeting to be held on July 3, 2009 at 12:00 m in our office premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, of this city, with the following purpose:

SOLE ITEM:

Agreeing upon the special dividend to be allocated to shareholders and to appoint the Board of Directors to set the registry dates and payment to shareholders.

Company shareholders are herein informed that the dividends proposal is available at the company office premises.

Caracas, June 27, 2009.

For THE BOARD OF DIRECTORS.

CARLOS DELFINO T. (signed) Illegible.

President. --

[Letterhead of Manpa]

SPECIAL SHAREHOLDERS´ MEETING

JULY 3, 2009

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

PROPOSAL

SOLE ITEM OF THE NOTICE. – Agreeing upon the extraordinary cash dividend to be allocated to shareholders. It is hereby propose to decree an extraordinary cash dividend of forty cents (0.40) bolivars per share, for each of the Two Hundred Twenty-Nine Million Four Hundred Ten Thousand (229,410,000) shares comprising the current capital stock of this company, with charge to the Net income corresponding to the fiscal year ended at December 31, 2008 payable to shareholders registered on the fifth business day (deadline of transaction with benefit) following publication in one (1) newspaper of major national circulation of the notification of dividends authorized by the National Securities and Exchange Commission, payable from the ninth business day following this latter date (effective date of registry with benefit). Payment shall be made during this year, in one sole portion.

Likewise, it is herein requested to the Board of Directors fixing the registry and payment dates of the agreed dividend.

Likewise, if the decree of dividend is approved, shareholders are herein informed that this dividend shall be subject to income tax withholding.

(signed) Illegible. --

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

MOVEMENTS OF UNDISTRIBUTED RETAINED EARNINGS

(In bolivars)

	Retained earnings
	Undistributed
BALANCES AT DECEMBER 31, 2007	155,762,882
Cash dividends	(91,764,000)
Net income	156,670,447
BALANCES AT DECEMBER 31, 2008	220,669,329
Cash dividends approved by the Shareholders´ Meeting at April 24, 2009 (Bs.0.30 per share)	(68,823,000)
Cash dividend decreed by the Shareholders´ Meeting at July 3, 2009 (Bs.0.40 per share)	(91,764,000)

INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

60,082,329

[Letterhead of MANPA]

I, **CARLOS DELFINO T.**, a Venezuelan citizen, Administrator by profession, of legal age, of this domicile, bearer of Identity Card No.3659617, proceeding in this act in my capacity as Chairman of the Board of Directors of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., of this domicile, DOES HEREBY CERTIFY THAT: "The Minutes herein partially transcribed is a true and exact transcript of its original which is inserted to the Minutes Book of the Board of Directors of my principal, which textually transcribed reads as follows:

"**RECORD No. 992**. As of today, the Third (3rd) day of July of the year Two Thousand Nine, the members of the Board of Directors: CARLOS DELFINO T., Presdient; CELESTINO MARTINEZ P., First Vice-President; CARLOS H. PAPARONI, Second Vice-President; the Directors: GUSTAVO GOMEZ RUIZ, ARNALDO AÑEZ D., NELSON ISAMIT, JUAN CARLOS CARPIO, JULIO BUSTAMANTE, ELENA DELFINO, and Acting Directors RICARDO DELFINO, and FERNANDO PAPARONI when ALFREDO TRAVIESO P. and ALICIA MARIELA PAPARONI, respectively, are absent. Likewise, ALEJANDRO DELFINO T., Executive President and JOSE GAETANO PAPARONI, Advisor, were present.

1. The Board of Directors agreed to convene a Special Shareholders' Meeting on July 3, 2009 at 12:00 m in our office premises situated in Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 1, Urbanización El Bosque, Chacaito, in this city, with the following purpose: **SOLE ITEM**: Agreeing upon the extraordinary cash dividend to be allocated to shareholders and appointing the Board of Directors to set the registry dates and payment of shareholders.
2. The Board of Directors approved the text of the proposal in regard to special dividend t be submitted to the consideration of the Special Shareholders' Meeting to be held on July 3, 2009 which reads as follows: Agreeing upon the extraordinary cash dividend to be allocated to shareholders. It is hereby proposed to decree an extraordinary cash dividend of forty cents (0.40) bolivars

per share, for each of the Two Hundred Twenty-Nine Million Four Hundred Ten Thousand (229,410,000) shares comprising the current capital stock of this company, with charge to the Net income corresponding to the fiscal year ended at December 31, 2008 payable to shareholders registered on the fifth business day (deadline of transaction with benefit) following publication in one (1) newspaper of major national circulation of the notification of dividends authorized by the National Securities and Exchange Commission, payable from the ninth business day following this latter date (effective date of registry with benefit). Payment shall be made during this year, in one sole portion. Likewise, it is herein requested to the Board of Directors fixing the registry and payment dates of the agreed dividend."

This certification is issued in Caracas, on the Twenty-Second (22nd) day of June of the year Two Thousand Nine (2009).

MANUFACTURAS DE PAPEL, C.A. (Manpa), S.A.C.A.

CARLOS DELFINO T.(signed) Illegible.

Chairman. --

Translator's Note:

At the upper margin of the first page originally written in Spanish there is a wet seal that reads as follows: "National Securities and Exchange Commission. 2009 June 22 PM 3:03. FILE. RECEIVED." --

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, July the 27th, 2009.

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO

[illegible] Molino Papel Escribir, Imprimir, Embalar
T[illegible] (043) 401224 - 401121
U.[illegible] Papel Higiénico
Teléfonos (043) 407511 - 407413 407534
U.E.N. Planta Sacos
Teléfonos (043) 401357 - 401341
U.E.N. Planta Bolsas
Teléfonos (048) 401100 - 401072

U.E.N. Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 - 401380

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaito, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Venezuela
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

COMISION NACIONAL DE VALORES
ARCHIVO RECIBIDO
2009 JUN 22 P 3:03

Caracas, 22 de junio de 2009

Ciudadano
Presidente de la
COMISION NACIONAL DE VALORES
Su Despacho

La presente tiene como finalidad informarles que la Junta Directiva de mi representada, en su reunión N° 992 de esta misma fecha, decidió convocar a una Asamblea General Extraordinaria de Accionistas para día 03 de julio de 2009, con el objeto de considerar un decreto de dividendo extraordinario en efectivo de cuarenta céntimos de Bolívar Fuerte (Bs.F. 0,40) por acción, en los términos y condiciones que serán sometidos a la consideración de la misma, delegando en la Junta Directiva la facultad de establecer las fechas de registro (fecha límite de transacción con beneficio) y de pago (fecha efectiva de registro del beneficio).

Asimismo, acompañamos a la presente texto de la convocatoria para la Asamblea General Extraordinaria antes mencionada que será publicada en la prensa nacional.

A efectos de los puntos anteriores, anexamos los siguientes documentos:

- ✓ La Proposición que presentará la Junta Directiva.
- ✓ Cuadro demostrativo de Movimiento de Utilidades.
- ✓ Proyecto del Acta N° 992 de fecha 22 de junio de 2009

Notificación que hacemos a objeto de dar cumplimiento con lo establecido por la Comisión Nacional de Valores en su Resolución N° 110-2004 de fecha 11 de agosto de 2004, publicada en Gaceta Oficial Ordinaria N° 38.007 de fecha 24 de agosto de 2004 y con lo estipulado en los Artículos 113 y 126 de la Ley de Mercado de Capitales.

Sin otro particular a que hacer referencia, quedo de ustedes.

Atentamente,
MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

anexo lo indicado

Dra. Nelly González – Avenida Francisco de Miranda, Torre Country Club, Piso 12, Chacaito, Urb. El Bosque – Teléfono: 901.2307 – Fax: 901.2112 – correo electrónico: ngonzalez@manpa.com.ve

U.E.N. Molino Papel Escribir, Imprimir, Embalar
Teléfonos (043) 401224 - 401121
U.E.N. Molino Papel Higiénico
Teléfonos (043) 407511 - 407413 407534
U.E.N. Planta Sacos
Teléfonos (043) 401357 - 401341
U.E.N. Planta Bolsas
Teléfonos (043) 401100 - 401072

U.E.N. Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 - 401380

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Venezuela
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.
Capital Autorizado Bs.F. 45.882.000,oo
Capital Suscrito Bs.F. 22.941.000,oo
Capital Pagado Bs.F. 22.941.000,oo
RIF: J-00023530-9

CONVOCATORIA

Se convoca a los señores accionistas de esta compañía para la **Asamblea General Extraordinaria de Accionistas** que se efectuará el **día 03 de julio de 2009, a las 12:00 m.**, en nuestras oficinas ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad, con el objeto siguiente:

PUNTO UNICO:
Acordar el dividendo extraordinario a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas.

Se participa a los señores accionistas que la propuesta de dividendo a que se refiere esta convocatoria está a su disposición en las oficinas de la compañía.

Caracas, 27 de junio de 2009

Por **LA JUNTA DIRECTIVA**

CARLOS DELFINO T.
Presidente

MANPA V

COMISION NACIONAL
DE VALORES

2009 JUN 22 P 3:03

ARCHIVO
RECIBIDO

ASAMBLEA GENERAL EXTRAORDINARIA DE ACCIONISTAS
03 DE JULIO DE 2009

PROPOSICION

PUNTO UNICO DE LA CONVOCATORIA.- Acordar el decreto de dividendo a repartir a los accionistas. Se propone decretar un dividendo extraordinario en efectivo de cuarenta céntimos de Bolívar Fuerte (Bs.F. 0,40) por acción, para cada una de las Doscientos Veintinueve Millones Cuatrocientas Diez Mil (229.410.000) acciones que conforman el capital social actual de esta compañía, con cargo a la Cuenta Utilidades Retenidas No Distribuidas al 31 de diciembre de 2008, a favor de los accionistas registrados al quinto día hábil (fecha límite de transacción con beneficio) siguiente de la publicación en un (1) periódico de mayor circulación nacional del aviso de dividendos notificado a la Comisión Nacional de Valores, pagadero a partir del quinto día hábil siguiente a esta última fecha (fecha efectiva de registro del beneficio). El pago debe efectuarse durante el presente año, en una porción.

Igualmente, se solicita delegar en la Junta Directiva la fijación de las fechas de registro y pago del dividendo acordado.

Asimismo de resultar aprobado el decreto del dividendo, se les participa a los accionistas que éste estará sujeto a la retención del Impuesto Sobre La Renta.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

MOVIMIENTO DE LAS UTILIDES RETENIDAS NO DISTRIBUIDAS

(En bolívares)

	Utilidades Retenidas No distribuidas
SALDOS AL 31 DE DICIEMBRE DE 2007	155.762.882
Dividendos en efectivo	(91.764.000)
Utilidad neta	156.670.447
SALDOS AL 31 DE DICIEMBRE DE 2008	220.669.329
Dividendo en efectivo decretado por la Asamblea de Accionistas el 24 de abril de 2009 (Bs. 0,30 por acción)	(68.823.000)
Dividendo propuesto por la Junta Directiva de MANPA el 22 de junio de 2009 (Bs. 0,40 por acción)	(91.764.000)
	60.082.329

División Papel, Imprimir, Escribir, Embalar:
Teléfonos: (0243) 2401124 - 2401121
División Higiénicos:
Teléfonos: (0243) 2407511 - 2407534
División Conversión
Sacos:
Teléfonos: (0243) 2401235 - 2401236
Bolsas:
Teléfonos: (0243) 2401100 - 2401072
Resmas, Resmillas, Formas Continuas:
Teléfonos: (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
Productos Escolares y de Oficina
(ALPES)
Teléfonos: (0243) 2401255 - 2401376 - 2401309
Transporte ALPES C.A.
Teléfonos: (0243) 2474910 - 2401380
MANPA
Dirección Fiscal:
Av. Francisco de Miranda con Av. El Parque
Urb. El Bosque, Torre Country Club, Piso 12,
Municipio Chacao - Caracas
RIF: J- 00023530 - 9
NIT: 0007464878
Teléfonos: (0212) 9012311
www.manpa.com.ve

COMISION NACIONAL
2009 JUN 22 P 3:04
ARCHIVO RECIBIDO

Yo, **CARLOS DELFINO T.**, venezolano, mayor de edad, de este domicilio, titular de la cédula de identidad Nº 3.659.617, procediendo en mi carácter de Presidente de la Junta Directiva de **MANUFACTURAS DE PAPEL C.A. (MANPA) S.A.C.A.**, sociedad mercantil de este domicilio, **CERTIFICO**: "Que el Acta que a continuación se transcribe parcialmente, es traslado fiel y exacto de su original que corre inserto en el Libro de Actas de la Junta Directiva de mi representada, la cual dice textualmente:

"**Acta Nº 992**: Hoy, veintidos (22) de junio de dos mil nueve se reunieron en la sede de la compañía, los miembros de la Junta Directiva, señores: Carlos Delfino T., Presidente; Celestino Martínez P., Primer Vice-Presidente; Carlos H. Paparoni, Segundo Vicepresidente; los Directores: Gustavo Gómez Ruiz, Arnaldo Añez D., Nelson Isamit, Juan Carlos Carpio, Julio Bustamante, Elena Delfino y los Directores Suplentes Ricardo Delfino y Fernando Paparoni en ausencia de Alfredo Travieso P. y Alicia Mariela Paparoni respectivamente. Igualmente se encontraban presentes Alejandro Delfino T., Presidente Ejecutivo y José Gaetano Paparoni, Asesor.

1. **La Junta Directiva acordó convocar una Asamblea General Extraordinaria de Accionistas para el día 03 de julio de 2009, a las 12:00m., en nuestras oficinas ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad, con el objeto siguiente: PUNTO UNICO: Acordar el dividendo extraordinario a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas.**

1. **La Junta Directiva aprobó el texto de la proposición relativa al dividendo extraordinario a ser sometida a la consideración de la Asamblea General Extraordinaria de Accionistas a efectuarse el día 03 de julio de 2009, la cual es del tenor siguiente: Acordar el decreto de dividendo a repartir a los accionistas. Se propone decretar un dividendo extraordinario en efectivo de cuarenta céntimos de Bolívar Fuerte (Bs.F. 0,40) por acción, para cada una de las Doscientos Veintinueve Millones Cuatrocientas Diez Mil (229.410.000) acciones que conforman el capital social actual de esta compañía, con cargo a la Cuenta Utilidades Retenidas No Distribuidas al 31 de diciembre de 2008, a favor de los accionistas registrados al quinto día hábil (fecha límite de transacción con beneficio) siguiente de la publicación en un (1) periódico de mayor circulación nacional del aviso de dividendos notificado a la Comisión**

Nacional de Valores, pagadero a partir del quinto día hábil siguiente a esta última fecha (fecha efectiva de registro del beneficio). El pago debe efectuarse durante el presente año, en una porción. Igualmente, se solicita delegar en la Junta Directiva la fijación de las fechas de registro y pago del dividendo acordado."

Certificación que expido en Caracas a los veintidos (22) días del mes de junio del año dos mil nueve (2009).

MANUFACTURAS DE PAPEL C.A.

CARLOS DELFINO T.
Presidente de la Junta Directiva

2009 JUN 22 P 3:03
ARCHIVO RECIBIDO
COMISION NACIONAL DE VALORES

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:--

[Letterhead of MANPA]

Caracas, July 3, 2009.

Citizen

President of the NATIONAL SECURITIES AND EXCHANGE COMMISSION

Your Office

Dear sirs:

Pursuant to the provisions of Resolution No.110-2004 dated August 11, 2004 published in Official Gazette No.38007 of August 24, 2004 we address you to inform you that the Special Shareholders' Meeting as of July 3, 2009 approved decreeing an extraordinary cash dividend amounting to Forty Cents of Bolivars (Bs.0.40) per share and delegated to the Board of Directors the setting of both the registry and payment dates.

Likewise, the Board of Directors in its meeting No.993 of this same date resolved to set the registry and payment dates of the aforementioned dividend, which will be paid from July 17, 2009 (effective date of registry with benefit) to those shareholders registered on July 10, 2009 (deadline of transaction with benefit).

The dividend advertisement will be published in one (1) newspaper of national circulation on July 5, 2009.

Attached hereto you will find the following documents:

- Project of the advertisement of payment of dividend.

* Certification of the Minutes of Special Shareholders´ Meeting dated July 3, 2009.
* Certification of the Minutes of the Board of Directors No.993 dated July 3, 2009.
* Publication of the Notification of Shareholders´ Meeting.
* Statement of Movements in Shareholders´ Equity Account for the year ended at December 31, 2008.

Sincerely,

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

ALEJANDRO DELFINO T. (signed) Illegible.

Executive President. ---

[Logotype of Manpa]

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,882,000.00

Subscribed Capital Bs.22,941,000.00

Capital Paid-in Bs. 22,941,000.00

RIF: J-00023530-9

DIVIDEND

Shareholders of this company are hereby informed that the Board of Directors in its meeting No.993 dated July 3, 2009 decided to set the record date and payment of dividends, giving effect to that approved as of July 3, 2009 by the Special Shareholders' Meeting, which decreed an extraordinary cash dividend of Forty Cents Bolivars (Bs.0.40) per share, for each of the Two Hundred Twenty-Nine Million Four Hundred Ten Thousand (229,410,000) shares comprising the current capital stock of this company, with charge against the Net income corresponding to the fiscal year ended at December 31, 2008 in favor of shareholders registered on the fifth business day following the publication of the notice in one (1) newspaper of major national circulation, that is, on July 10, 2009 (deadline of transaction with benefit), payable on the fifth business day following that date, that is from July 17, 2009 (effective record date with benefit).

Dividends shall be paid at company premises situated in Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Chacaíto.

INTERPRETE PUBLICO

The National Securities and Exchange Commission authorized the present publication pursuant to the provisions of Resolution No.110-2004 dated August 11, 2004 published in Official Gazette No.38007 dated August 24, 2004.

Caracas, July 5, 2009. (signed) Illegible. --

[Letterhead of MANPA]

I, **CARLOS DELFINO T.**, a Venezuelan citizen, Administrator by profession, of legal age, of this domicile, bearer of Identity Card No.3659617, proceeding in this act in my capacity as Chairman of the Board of Directors of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., of this domicile, registered with the Commercial Registry of this same Circuit on March 31, 1950 under No.379, Volume 1-B, do hereby certify that: the Minutes herein below transcribed is a true and exact copy of its original, **Special Shareholder's Meeting as of July 3, 2009** that is inserted to the Minutes Book of this company, and which textually transcribed reads as follows:

"As of today, at 12:00 m. of the Third (3rd) day of July of the year Two Thousand Nine (2009) there gathered the shareholders of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. specified below at the company premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, Caracas, of this city, as per notice issued in the newspapers El Universal and El Nacional, dated June 27, 2009 that textually transcribed reads as follows: MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Authorized Capital Bs.45,882,000.00 Subscribed Capital Bs.22,941,000.00 Capital Paid-In Bs. 22,941,000.00 RIF J-00023530-9. NOTICE: Company shareholders are convened for a Special Shareholders' Meeting to be held on July 3, 2009 at 12 m, in our office premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, in this city, with the following purpose: **SOLE ITEM:** Agreeing upon the extraordinary cash dividend to be allocated to shareholders and appointing the Board of Directors to set the registry dates and payment of shareholders. Company shareholders are informed that the dividends proposal referred to in this notice is available at its office premises. Caracas, June 27, 2009. For THE BOARD OF DIRECTORS CARLOS DEFLINO T. (signed) Illegible. Chairman --

There attended this meeting the shareholders listed attached to this Minutes and who represent **two hundred million nine hundred forty-seven thousand four hundred and twenty-four (200,947,424) shares, that is, more than eighty-seven percent (87%)** of the company capital stock, enough quorum to hold the Meeting. Therefore, the Executive President of the Meeting, Alejandro Delfino T., declared it constituted and began to consider the Sole Item of the notice – which was read out – that is, Agreeing upon the extraordinary cash dividend to be allocated to shareholders and appointing the Board of Directors to set the registry dates and payment of shareholders. Alejandro Delfino T. used his right to speak and read out the proposal by the Board of Directors: Agreeing upon the extraordinary cash dividend to be allocated to shareholders. The Board of Directors does hereby propose to decree an extraordinary cash dividend of forty cents (0.40) bolivars per share, for each of the Two Hundred Twenty-Nine Million Four Hundred Ten Thousand (229,410,000) shares comprising the current capital stock of this company, with charge to the Net income corresponding to the fiscal year ended at December 31, 2008 payable to shareholders registered on the fifth business day (deadline of transaction with benefit) following publication in one (1) newspaper of major national circulation of the notification of dividends authorized by the National Securities and Exchange Commission, payable from the ninth business day following this latter date (effective date of registry with benefit). Payment shall be made during this year, in one sole portion.

Likewise, it is herein requested to the Board of Directors fixing the registry and payment dates of the agreed dividend.

Likewise, if the decree of dividend is approved, shareholders are herein informed that this dividend shall be subject to income tax withholding.

The foregoing proposal was submitted to the consideration of the Shareholders´ Meeting and the attending shareholders unanimously approved it. The Shareholders´ Meeting authorized the members of the Board of Directors so that any of them may make the corresponding participation to the Commercial Registry Office.

Having no further matter to discuss, it was signed, sealed and delivered after the list, the attending shareholders."

REPÚBLICA DE VENEZUELA 5 INTERPRETE PUBLICO

This certification is issued in Caracas, on the Third (3rd) day of July of the year Two Thousand Nine (2009).

MANUFACTURAS DE PAPEL, C.A. (Manpa), S.A.C.A.

ALEJANDRO DELFINO T.(signed) Illegible.

Executive President. ---

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE: 07/03/2009

SATACORP TIME: 09:51:31

MANUFACTURAS DE PAPEL C.A. (MANPA)

Quorum Status

Extraordinary

Total Shareholders:	229,410,000
Attending Shareholders:	200,947,424
% Quorum:	87.593
Total Shareholders Type "A":	229,410,000
Total Shareholders Type "A" Attending :	200,947,424
% Quorum Type "A"	87.593

MANUFACTURAS DE PAPEL, C.A. (Manpa), S.A.C.A.

(signed) Illegible. ---

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE: 07/03/2009

SATACORP PAGE:1

MANUFACTURAS DE PAPEL C.A. (MANPA)

Attendees

Shareholder's Name	Number of Shares	%
ABRAHIM KATOON HAROON	2,000	0.001
BRACHO NOGUERA ALBERTO ACACIO	1,500	0.001
DELFINO DE ARISMENDI BEATRIZ	12,600	0.005
DELFINO SUBERO GUSTAVO ANDRES	1	0.000
FEBRES PEREZ JOSE ALBERTO	22,323	0.010
GONZALEZ FERRI MANUEL	159,451	0.070

REPÚBLICA DE VENEZUELA INTERPRETE PUBLICO 6 JUDITH X. HERNANDEZ MORA

HEREDIA JUAN BAUTISTA	40,851	0.018
REZNICEK WEIRAUCHOVA HANY	224,526	0.098
ZABALA VELIZ EUNICES JOSEFINA	500	0.000
Total shares represented ===>	463,752	0.202
Total shares of quorum === >	200,947,424	87.593

(signed) Illegible. ---

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE: 07/03/2009

SATACORP PAGE: 1

MANUFACTURAS DE PAPEL C.A. (MANPA)

Representatives/ Agents (Detailed)

Shareholder's Name	Number of Shares	%
DELFINO BERTRAN ALEJANDRO	**35,894**	**0.016**
DELFINO BERTRAN SILVANA	6,758	0.003
DELFINO THORMAHLEN ALEJANDRO	29,136	0.013
FERRER JEFFERSON	**125,352,577**	**54.641**
BEAR STERN SECURITIES CORP.	2	0.000
FONDO MUTUAL DE VZLA. F.M. DE INV. DE	7,565	0.003
NATSCUMCO (NOMINEE FOR CITIBANK NA	125,139,720	54.549
GONZALEZ NELLY	**68,136,295**	**29.701**
AÑEZ DELFINO ARNALDO JOSE	2,318	0.001
BROWN BROTHERS HARRIMAN & CO.	14,000,000	6.103
CAPIELO RAYMOND SANIA CELINA	99	0.000
CARPIO DELFINO MIGUEL ENRIQUE	22,990	0.010
CARRILLO HERNANDEZ NUBIA MARIA	40	0.000
CLADRIDGE, LTD	35,000,000	15,257
DELFINO GOMEZ JOSE IGNACIO	500	0.000
DELFINO GOMEZ VIVIANNE	10,000	0.004
DELFINO PARRA ELENA	3,068	0.001
DELFINO PARRA ELENA MARGARITA	46,049	0.020

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

DELFINO THORMAHLEN CARLOS EDUARDO	446,420	0.195
DITTMER MANZANO EGBERT	277,793	0.121
FUNDACION CARLOS DELFINO	10,242,798	4.465
FUNDACION CARLOS DELFINO	130,000	0.057
GOMEZ DE ROMERO SYLVIA HELENA	8,845	0.004
GOMEZ-RUIZ RODRIGUEZ GUSTAVO	142,507	0.062
HERRERA VAN EPS GUSTAVO ROBERTO	3,900	0.002
INMOBILIARIA ARA, S.A.	3,360	0.001
INMOBILIARIA LA ONSEDONIA, C.A.	572,685	0.250
INVERSIONES 218177, C.A.	300,000	0.131
INVERSIONES 84709, C.A.	77,779	0.034
INVERSIONES 9861680, C.A.	216,600	0.094
INVERSIONES HYADES, C.A.	22,000	0.010
INVERSIONES INVERDELGO, C.A.	113,317	0.049
INVERSIONES KHAFRE, C.A.	182,145	0.079
INVERSIONES TALBOT, C.A.	390,790	0.170
INVERSIONES TEDEA, C.A.	8,436	0.004
INVERSIONES VEIQUEVE, S.A.	12,760	0.006
INVERSIONES VEIQUEVE, S.A. INVERSIONE	40	0.000
LARRAZABAL GONZALEZ ENRIQUE	1,570	0.001
LEIZAOLA LARTITEGUI IÑAKI	65,600	0.029
MADINA INVESTMENTS LTD.	2	0.000
MAURY DE PAPARONI ALICIA	16,875	0.007
MEADOWWEED PTE LTD	4,348,192	1.895
PAPARONI DE PAHL MARITZA DEL CARMEN	17,699	0.008
PAPARONI MAURY ALICIA MARIELA	620,000	0.270
PAPARONI MAURY CARLOS HENRIQUE JOSE	620,000	0.270

(signed) Illegible --

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

6

MANUFACTURAS DE PAPEL C.A. (MANPA)

Representatives/ Agents (Detailed)

Shareholder's Name	Number of Shares	%
PAPARONI MICALE CONO MARIO	17,699	0.008
PAPARONI MICALE FERNANDO	2,200	0.001
PAPARONI MICALE FERNANDO CESAR	90,599	0.039
PAPARONI MICALE JOSE GAETANO	32,699	0.014
PAPARONI MICALE JOSEFINA	17,699	0.008
PAPARONI SANCHEZ GUSTAVO	200	0.000
PAPARONI SANCHEZ SILVIA	1,200	0.001
PARRA PARDI MARIA ELENA	4,769	0.002
PULIDO MELCAN TIBISAY VICTORIA	1,300	0.001
RAMIREZ ORTIZ ANGEL JESUS	1	0.000
SANCHEZ DE PAPARONI MARIA CRISTINA	11,200	0.005
SANCHEZ DE PERERA SYLVIA MARGARITA	1,550	0.001
THREE D INTERNATIONAL MARKETING, INC	2	0.000
TRAVIESO PASSIOS ALFREDO EDUARDO	28,000	0.012
MANDE DE GARCIA DIANA	**5,091,949**	**2.220**
INVERSIONES MORAVIA, C.A.	5,091,949	2.220
MEZA GABRIELA	**4,329**	**0.002**
FDO. GTIA. DEP. Y PROTEC.BANC. (FOGADE)	1,238	0.001
FONDO DE GARANTIAS Y PROTECCION BAN	3,091	0.001
REZNICEK HANY	**1,839,444**	**0.802**
DELFINO REZNICEK TOM GUSTAVO	1,839,444	0.802
SUBERO ADA	**23,184**	**0.010**
SUC. DELFINO ARRIENS GUSTAVO S.	23,184	0.010
TOTAL SHARES REPRESENTED ===>	200,483,672	87.391
TOTAL QUORUM SHARES ==>	200.947.424	87.593

(signed) Illegible --

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

9

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL. DATE: 07/03/2009

SATACORP PAGE: 1

MANUFACTURAS DE PAPEL C.A. (MANPA)

Special

Shareholder's Name		Number of Shares	%
ABARHIM KATOON HAROON			
Own shares	: ⇒	2,000	0.001
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	2,000	0.001
BRACHO NOGUERA ALBERTO ACACIO			
Own shares	: ⇒	1,500	0.001
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	1,500	0.001
DELFINO BERTRAN ALEJANDRO			
Own shares	: ⇒	0	0.000
Represented shares	: ⇒	35,894	0.016
Total shares	: ⇒	35,894	0.016
DELFINO DE ARISMENDI BEATRIZ			
Own shares	: ⇒	12,600	0.005
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	12,600	0.000
DELFINO SUBERO GUSTAVO ANDRES			
Own shares	: ⇒	1	0.000
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	1	0.000
FEBRES PEREZ JOSE ALBERTO			
Own shares	: ⇒	22,323	0.010
Represented shares	: ⇒	0	0.000
Total shares	: ⇒	22,323	0.010

INTERPRETE PUBLICO

FERRER JEFFERSON		
Own shares : ⇒	0	0.000
Represented shares : ⇒	125,352,577	54.641
Total shares : ⇒	125,352,577	54.641
GONZALEZ FERRI MANUEL		
Own shares : ⇒	159,451	0.070
Represented shares : ⇒	0	0
Total shares : ⇒	159,451	0.070
GONZALEZ NELLY		
Own shares : ⇒	0	0.000
Represented shares : ⇒	68,136,295	29.701
Total shares : ⇒	68,136,295	29.701

(signed) Illegible ---

[Letterhead of MANPA]

I, **CARLOS DELFINO T.**, a Venezuelan citizen, Administrator by profession, of legal age, of this domicile, bearer of Identity Card No.3659617, proceeding in this act in my capacity as Chairman of the Board of Directors of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., of this domicile, DOES HEREBY CERTIFY THAT: "The Minutes herein partially transcribed is a true and exact transcript of its original which is inserted to the Minutes Book of the Board of Directors of my principal, which textually transcribed reads as follows:

"**RECORD No. 993**. As of today, the Third (3rd) day of July of the year Two Thousand Nine, the members of the Board of Directors: CARLOS H. PAPARONI, Second Vice-President; the Directors: GUSTAVO GOMEZ RUIZ, ARNALDO AÑEZ D., NELSON ISAMIT, JUAN CARLOS CARPIO, JULIO BUSTAMANTE, ELENA DELFINO, and Acting Directors ALBERTO DELFINO, ARMANDO MARTINEZ, ALEJANDRO DELFINO and FERNANDO PAPARONI when CARLOS DELFINO T., CELESTINO MARTINEZ P., JULIO BUSTAMANTE and ALICIA PAPARONI, respectively, are not present. Likewise, JOSE GAETANO PAPARONI, Advisor, was present.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO

1. The Board of Directors decided to set July 10, 2009 as registry date (deadline of transaction with benefit) and July 17, 2009 as payment date (effective date of registering the benefit) of the dividend approved by the Special Shareholders´ Meeting held on that same date, which decreed an ordinary cash dividend of forty cents (0.40) bolivars per share, for each of the Two Hundred Twenty-Nine Million Four Hundred Ten Thousand (229,410,000) shares comprising the current capital stock of this company, with charge to the Net income corresponding to the fiscal year ended at December 31, 2008. Dividends will be paid at the office premises situated in Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Urbanización El Bosque, Chacaíto."

This certification is issued in Caracas on the Third (3rd) day of July of the year Two Thousand Nine (2009).

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

ALEJANDRO DELFINO T.(signed) Illegible.

Executive President. --

[Newspaper ad: "El Nacional" Caracas – Venezuela. Saturday, June 27, 2009.]

[Logotype of Manpa]

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,882,000.00

Subscribed Capital Bs.22,941,000.00

Capital Paid-in Bs. 22,941,000.00

RIF: J-00023530-9

NOTICE

Company shareholders are convened for a Special Shareholders´ Meeting to be held on July 3, 2009 at 12 m, in our office premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, in this city, with the following purpose:

SOLE ITEM:

Agreeing upon the extraordinary cash dividend to be allocated to shareholders and appointing the Board of Directors to set the registry dates and payment of shareholders.

REPÚBLICA DE VENEZUELA 12 INTERPRETE PUBLICO

Company shareholders are informed that the dividends proposal referred to in this notice is available at its office premises.

Caracas, June 27, 2009.

For THE BOARD OF DIRECTORS

CARLOS DEFLINO T. (signed) Illegible.

Chairman ---

[Newspaper ad: "El Universal." Saturday, June 27, 2009. Caracas, Venezuela. Year CI– No.35907– Legal Deposit PP-I9090IDF43]

[Logotype of Manpa]

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,882,000.00

Subscribed Capital Bs.22,941,000.00

Capital Paid-in Bs. 22,941,000.00

RIF: J-00023530-9

NOTICE

Company shareholders are convened for a Special Shareholders´ Meeting to be held on July 3, 2009 at 12 m, in our office premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, in this city, with the following purpose:

SOLE ITEM:

Agreeing upon the extraordinary cash dividend to be allocated to shareholders and appointing the Board of Directors to set the registry dates and payment of shareholders.

Company shareholders are informed that the dividends proposal referred to in this notice is available at its office premises.

Caracas, June 27, 2009.

For THE BOARD OF DIRECTORS

CARLOS DEFLINO T. (signed) Illegible.

Chairman ---

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

MOVEMENTS OF UNDISTRIBUTED RETAINED EARNINGS

(In bolivars)

	Retained earnings
	Undistributed
BALANCES AT DECEMBER 31, 2007	155,762,882
Cash dividends	(91,764,000)
Net income	156,670,447
BALANCES AT DECEMBER 31, 2008	220,669,329
Cash dividends approved by the Shareholders´ Meeting at April 24, 2009 (Bs.0.30 per share)	(68,823,000)
Cash dividend decreed by the Shareholders´ Meeting at July 3, 2009 (Bs.0.40 per share)	(91,764,000)
	60,082,329

Translator's Note:

At the upper margin of each page of the document originally written in Spanish there is a wet seal that reads as follows: "NATIONAL SECURITIES AND EXCHANGE COMMISSION 2009. July 6 P 2:03. FILE RECEIVED." ------------------------------------

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, July the 24th, 2009.

REPÚBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

U.E.N. Molino Papel Escribir, Imprimir, Embalar
Teléfonos (043) 401224 - 401121
U.E.N. Molino Papel Higiénico
Teléfonos (043) 407511 - 407413 407534
U.E.N. Planta Sacos
Teléfonos (043) 401357 - 401341
U.E.N. Planta Bolsas
Teléfonos (043) 401100 - 401072

U.E.N. Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 - 401380

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Venezuela
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

Caracas, 03 de julio de 2009

COMISION NACIONAL DE VALORES
ARCHIVO RECIBIDO
2009 JUL -6 P 2:02

Ciudadano
Presidente de la
COMISION NACIONAL DE VALORES
Su Despacho

Estimados señores:

De conformidad con lo establecido en la Resolución N° 110-2004 de fecha 11 de agosto de 2004, publicada en la Gaceta Oficial N° 38.007 del 24 de agosto de 2004, nos dirigimos a ustedes en la oportunidad de notificarles que la Asamblea General Extraordinaria de Accionistas de fecha 03 de julio de 2009 aprobó el decreto de dividendo extraordinario en efectivo de cuarenta céntimos de Bolívar Fuerte (Bs.F. 0,40) por acción y delegó en la Junta Directiva la fijación de las fechas de registro y pago.

Asimismo, la Junta Directiva en su reunión N° 993 de esta misma fecha, resolvió fijar las fechas de registro y pago del dividendo mencionado, el cual será pagadero a partir del 17 de julio de 2009 (fecha efectiva de registro del beneficio) a aquellos accionistas registrados el 10 de julio de 2009 (fecha límite de transacción con beneficio).

El aviso del dividendo será publicado en un (1) diario de circulación nacional el 05 de julio de 2009.

Se acompañan los siguientes documentos:

- Proyecto del aviso del pago de dividendo.
- Certificación del Acta de la Asamblea General Extraordinaria de Accionistas de fecha 03 de julio de 2009.
- Certificación del Acta de Junta Directiva N° 993 de fecha 03 de julio de 2009.
- Publicación de la Convocatoria a la Asamblea.
- Estado de Movimiento en las Cuentas de Patrimonio por el año terminado el 31 de diciembre de 2008.

Atentamente,

MANUFACTURAS DE PAPEL, C. A.

ALEJANDRO DELFINO T.
PRESIDENTE EJECUTIVO

RIF-J-00023530-9
Dra. Nelly González – Av. Francisco de Miranda, Torre Country Club, Piso 12, Chacaíto, Urb. El Bosque – Teléfono: 9012307 – Fax: 901.2112 – correo electrónico: ngonzalez@manpa.com.ve

Manufacturas de Papel, C.A. (MANPA), S.A.C.A.
Capital Autorizado: Bs. 45.880.188.480,00 Capital Suscrito: Bs. 22.940.094.240,00 Capital Pagado: Bs. 22.940.094.240,00

MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.

Capital Autorizado: Bs. 45.882.000,oo
Capital Suscrito: Bs. 22.941.000,oo
Capital Pagado: Bs. 22.941.000,oo
RIF: J-00023530-9

DIVIDENDO

Se participa a los señores accionistas de esta compañía que la Junta Directiva en su reunión N° 993 de fecha 03 de julio de 2009 decidió establecer la fecha de registro y pago del dividendo, dando cumplimiento a lo aprobado en fecha 03 de julio de 2009 por la Asamblea General Extraordinaria de Accionistas, que decretó un dividendo extraordinario en efectivo de cuarenta céntimos de Bolívar Fuerte (Bs.F. 0,40) por acción, para cada una de las Doscientos Veintinueve Millones Cuatrocientas Diez Mil (229.410.000) acciones que conforman el capital social actual de esta compañía, con cargo a la Cuenta Utilidades Retenidas No Distribuidas al 31 de diciembre de 2008, a favor de los accionistas registrados al quinto día hábil siguiente a la publicación del aviso en un (1) periódico de mayor circulación nacional, es decir el 10 de julio de 2009 (fecha límite de transacción con beneficio), pagadero al quinto día hábil siguiente a esa fecha, es decir a partir del 17 de julio de 2009 (fecha efectiva de registro del beneficio).

Los dividendos serán pagados en las oficinas de la compañía ubicadas en la Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Chacaíto.

La presente publicación se hace dando cumplimiento con lo establecido en la Resolución de la Comisión Nacional de Valores N° 110-2004 de fecha 11 de agosto de 2004, publicada en Gaceta Oficial Ordinaria N° 38.007 de fecha 24 de agosto de 2004.

Caracas, 05 de julio de 2009

2009 JUL -6 P 2:02

Yo, **ALEJANDRO DELFINO T.**, venezolano, Administrador, mayor de edad, de este domicilio, titular de la cédula de identidad N° 3.659.619, procediendo en mi carácter de Presidente Ejecutivo de **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**, de este domicilio, inscrita en el Registro de Comercio de esta misma Circunscripción el 31 de marzo de 1950, bajo el N° 379, Tomo 1-B, certifico: que el Acta que a continuación se transcribe es traslado fiel y exacto de su original, **Acta de la Asamblea General Extraordinaria de Accionistas de fecha 03 de julio de 2009**, que corre inserta en el Libro de Asambleas de esta compañía, y que copiada textualmente dice así:

"Hoy, **tres (03) de julio del año dos mil nueve (2009), siendo las 12:00 m.**, se reunieron los accionistas de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., que más abajo se indican, en las oficinas de la compañía situadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, Caracas, con motivo de la convocatoria publicada en los diarios El Nacional y El Universal, de fecha 27 de junio de 2009, que textualmente dice así: MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Capital Autorizado Bs.F. 45.882.000,oo. Capital Suscrito Bs.F. 22.941.000,oo. Capital Pagado Bs.F. 22.941.000,oo. RIF: J-00023530-9. CONVOCATORIA. Se convoca a los señores accionistas de esta compañía para la Asamblea General Extraordinaria de Accionistas que se efectuará el día 3 de julio de 2009, a las 12:00 m., en nuestras oficinas ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad, con el objeto siguiente: PUNTO UNICO: Acordar el dividendo extraordinario a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas. Se participa a los señores accionistas que la propuesta de dividendo a que se refiere esta convocatoria está a su disposición en las oficinas de la compañía. Caracas, 27 de junio de 2009 . Por LA JUNTA DIRECTIVA. CARLOS DELFINO T. Presidente

A esta reunión concurrieron los accionistas que se nombran en el listado anexo a la presente Acta y que forma parte de la misma, quienes se presentaron de forma personal y/o con cartas poderes, los cuales representan **doscientos millones novecientos cuarenta y siete mil cuatrocientas veinticuatro (200.947.424) acciones**, o sea, más del **ochenta ysiete por ciento (87%)** del capital de la compañía, quórum suficiente para realizar la Asamblea. En vista de lo anterior, el Presidente Ejecutivo de la Asamblea, Alejandro Delfino T., declaró constituida la misma y se procedió a considerar el Punto Unico de la convocatoria – la cual fue leída -, o sea, Acordar el dividendo ordinario a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas. Tomó la palabra Alejandro Delfino T. y leyó la siguiente la siguiente proposición de la Junta Directiva: Acordar el decreto de dividendo a repartir a los accionistas. Se propone decretar un dividendo extraordinario en efectivo de cuarenta céntimos de Bolívar Fuerte (Bs.F. 0,40) por acción, para cada una de las Doscientos Veintinueve Millones Cuatrocientas Diez Mil (229.410.000) acciones que conforman el capital social actual de esta compañía, con cargo a la Cuenta Utilidades Retenidas No Distribuidas al 31 de diciembre de 2008, a favor de los accionistas registrados al quinto día hábil (fecha límite de transacción con beneficio) siguiente de la publicación en un (1) periódico de mayor circulación nacional del aviso de dividendos notificado a la Comisión Nacional de Valores, pagadero a partir del quinto día hábil

MANPA

siguiente a esta última fecha (fecha efectiva de registro del beneficio). El pago debe efectuarse durante el presente año, en una porción.

Igualmente, se solicita delegar en la Junta Directiva la fijación de las fechas de registro y pago del dividendo acordado.

Asimismo de resultar aprobado el decreto del dividendo, se les participa a los accionistas que éste estará sujeto a la retención del Impuesto Sobre La Renta.

Sometida a consideración de la Asamblea la proposición anterior, fue aprobada por unanimidad por los accionistas presentes, y la Asamblea autorizó a los miembros de la Junta Directiva para que cualquiera de ellos realice la participación correspondiente al Registro Mercantil.

No habiendo más de que tratar, se leyó y conformes firman, después del listado, los accionistas presentes."

Certificación que se expide en la ciudad de Caracas, a los tres (03) días del mes de julio del año dos mil nueve (2009).

MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.

ALEJANDRO DELFINO T.
Presidente Ejecutivo

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL COMISION NACIONAL DE VALORES FECHA : 03/07/2009
SATACORP HORA : 09:51:31

MANUFACTURAS DE PAPEL MANPA C.A. 2009 JUL -6 P 2 02
Estado del Quorum
Extraordinaria

ARCHIVO RECIBIDO

Total Accs.	:	229.410.000
Accs. Pres.	:	200.947.424
% Quroum	:	87,593

Total Accs. Tipo "A"	:	229.410.000
Total Accs. Tipo "A" Presentes	:	200.947.424
% Quroum Tipo "A"	:	87,593

Carlos [signature] 83591

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL AGENTE DE TRASPASOS CARACAS

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL
SATACORP

FECHA : 03/07/2009
PAGINA 1

COMISION NACIONAL DE VALORES

2009 JUL -6 P 2:03

ARCHIVO RECIBIDO

MANUFACTURAS DE PAPEL MANPA C.A.
Presentes

Nombre Accionista	Cant. Acciones	%
ABRAHIM KATOON HAROON	2.000	0,001
BRACHO NOGUERA ALBERTO ACACIO	1.500	0,001
DELFINO DE ARISMENDI BEATRIZ	12.600	0,005
DELFINO SUBERO GUSTAVO ANDRES	1	0,000
FEBRES PEREZ JOSE ALBERTO	22.323	0,010
GONZALEZ FERRI MANUEL	159.451	0,070
HEREDIA JUAN BAUTISTA	40.851	0,018
REZNICEK WEIRAUCHOVA HANY	224.526	0,098
ZABALA VELIZ EUNICES JOSEFINA	500	0,000
Total Acciones Representadas =>	463.752	0,202
Total Acciones del Quorum =>	200.947.424	87,593

Carlos Delfino Beatriz Delfino

6359.1

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL
AGENTE DE TRASPASOS
CARACAS

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL FECHA : 03/07/200
SATACORP PAGINA: 1

MANUFACTURAS DE PAPEL MANPA C.A.
Representantes / Apoderados (Detallado)

Nombre Accionista	Cant. Acciones	%
DELFINO BERTRAN ALEJANDRO	**35.894**	**0,016**
DELFINO BERTRAN SILVANA	6.758	0,003
DELFINO THORMAHLEN ALEJANDRO	29.136	0,013
FERRER JEFFERSON	**125.352.577**	**54,641**
BEAR STEARNS SECURITIES CORP.	2	0,000
FONDO MUTUAL DE VZLA.F.M.DE INV.DE	7.565	0,003
NATSCUMCO(NOMINEE FOR CITIBANK NA	125.345.010	54,638
GONZALEZ NELLY	**68.136.295**	**29,701**
A±EZ DELFINO ARNALDO JOSE	2.318	0,001
BROWN BROTHERS HARRIMAN & CO.	14.000.000	6,103
CAPIELO RAYMOND SANIA CELINA	99	0,000
CARPIO DELFINO MIGUEL ENRIQUE.	22.990	0,010
CARRILLO HERNANDEZ NUBIA MARIA	40	0,000
CLARIDGE, LTD.	35.000.000	15,257
DELFINO GOMEZ JOSE IGNACIO	500	0,000
DELFINO GOMEZ VIVIANNE	10.000	0,004
DELFINO PARRA ELENA	3.068	0,001
DELFINO PARRA ELENA MARGARITA.	46.049	0,020
DELFINO THORMAHLEN CARLOS EDUARDO	446.420	0,195
DITTMER MANZANO EGBERT	277.793	0,121
FUNDACION CARLOS DELFINO	10.242.798	4,465
FUNDACI±N CARLOS DELFINO	130.000	0,057
GOMEZ DE ROMERO SYLVIA HELENA	8.845	0,004
GOMEZ-RUIZ RODRIGUEZ GUSTAVO	142.507	0,062
HERRERA VAN EPS GUSTAVO ROBERTO	3.900	0,002
INMOBILIARIA ARA, S.A.	3.360	0,001
INMOBILIARIA LA ONSEDONIA, C.A	572.685	0,250
INVERSIONES 218177, C.A.	300.000	0,131
INVERSIONES 84709 C.A. .	77.779	0,034
INVERSIONES 9861680, C.A.	216.600	0,094
INVERSIONES HYADES, C.A.	22.000	0,010
INVERSIONES INVERDELGO, C.A.	113.317	0,049
INVERSIONES KHAFRE, C.A.	182.145	0,079
INVERSIONES TALBOT, C.A.	390.790	0,170
INVERSIONES TEDEA C.A. .	8.436	0,004
INVERSIONES VEIQUEVE, S.A	12.760	0,006
INVERSIONES VEIQUEVE,S.A INVERSIONE	40	0,000
LARRAZABAL GONZALEZ ENRIQUE	1.570	0,001
LEIZAOLA LARTITEGUI I±AKI	65.600	0,029
MADINA INVESTMENTS LTD.	2	0,000
MAURY DE PAPARONI ALICIA	16.875	0,007
MEADOWWEED PTE LTD	4.348.192	1,895
PAPARONI DE PAHL MARITZA DEL CARMEN	17.699	0,008
PAPARONI MAURY ALICIA MARIELA.	620.000	0,270
PAPARONI MAURY CARLOS HENRIQUE JOSE	620.000	0,270

Carlos Delfino

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL , FECHA : 03/07/2009
SATACORP PAGINA: 2

MANUFACTURAS DE PAPEL MANPA C.A.
Representantes / Apoderados (Detallado)

Nombre Accionista	Cant. Acciones	%
PAPARONI MICALE CONO MARIO	17.699	0,008
PAPARONI MICALE FERNANDO	2.200	0,001
PAPARONI MICALE FERNANDO CESAR	90.599	0,039
PAPARONI MICALE JOSE GAETANO	32.699	0,014
PAPARONI MICALE JOSEFINA	17.699	0,008
PAPARONI SANCHEZ GUSTAVO	200	0,000
PAPARONI SANCHEZ SILVIA	1.200	0,001
PARRA PARDI MARIA ELENA	4.769	0,002
PULIDO MELCAN TIBISAY VICTORIA	1.300	0,001
RAMIREZ ORTIZ ANGEL JESUS	1	0,000
SANCHEZ DE PAPARONI MARIA CRISTINA	11.200	0,005
SANCHEZ DE PERERA SYLVIA MARGARITA	1.550	0,001
THREE D INTERNATIONAL MARKETING,INC	2	0,000
TRAVIESO PASSIOS ALFREDO EDUARDO	28.000	0,012
MANDE DE GARCIA DIANA	**5.091.949**	**2,220**
INVERSIONES MORAVIA, C.A.	5.091.949	2,220
MEZA GABRIELA	**4.329**	**0,002**
FDO.GTIA.DEP.Y PROTEC.BANC.(FOGADE)	1.238	0,001
FONDO DE GARANTIAS Y PROTECCION BAN	3.091	0,001
REZNICEK HANY	**1.839.444**	**0,802**
DELFINO REZNICEK TOM GUSTAVO	1.839.444	0,802
SUBERO ADA	**23.184**	**0,010**
SUC. DELFINO ARRIENS GUSTAVO S.	23.184	0,010
Total Acciones Representadas =>	200.483.672	87,391
Total Acciones del Quorum =>	200.947.424	87,593

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL
SATACORP

FECHA : 03/07/200
PAGINA: 1

COMISION NACIONAL DE VALORES
2003 JUL -6 P 2:03
ARCHIVO
RECIBIDO

MANUFACTURAS DE PAPEL MANPA S.A.C.A.
Especial

Nombre Accionista			Cant. Acciones	%
ABRAHIM KATOON HAROON				
	Acciones Propias	:=>	2.000	0,001
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	2.000	0,001
BRACHO NOGUERA ALBERTO ACACIO				
	Acciones Propias	:=>	1.500	0,001
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	1.500	0,001
DELFINO BERTRAN ALEJANDRO				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	35.894	0,016
	Total Acciones	:=>	35.894	0,016
DELFINO DE ARISMENDI BEATRIZ				
	Acciones Propias	:=>	12.600	0,005
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	12.600	0,005
DELFINO SUBERO GUSTAVO ANDRES				
	Acciones Propias	:=>	1	0,000
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	1	0,000
FEBRES PEREZ JOSE ALBERTO				
	Acciones Propias	:=>	22.323	0,010
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	22.323	0,010
FERRER JEFFERSON				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	125.352.577	54,641
	Total Acciones	:=>	125.352.577	54,641
GONZALEZ FERRI MANUEL				
	Acciones Propias	:=>	159.451	0,070
	Acciones Representadas	:=>	0	0,000
	Total Acciones	:=>	159.451	0,070
GONZALEZ NELLY				
	Acciones Propias	:=>	0	0,000
	Acciones Representadas	:=>	68.136.295	29,701
	Total Acciones	:=>	68.136.295	29,701

División Papel, Imprimir, Escribir, Embalar:
Teléfonos: (0243) 2401124 - 2401121
División Higiénicos:
Teléfonos: (0243) 2407511 - 2407534
División Conversión
Sacos:
Teléfonos: (0243) 2401235 - 2401236
Bolsas:
Teléfonos: (0243) 2401100 - 2401072
Resmas, Resmillas, Formas Continuas:
Teléfonos: (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
Productos Escolares y de Oficina
(ALPES)
Teléfonos: (0243) 2401255 - 2401376 - 2401309
Transporte ALPES C.A.
Teléfonos: (0243) 2474910 - 2401380

MANPA

Dirección Fiscal:
Av. Francisco de Miranda con Av. El Parque
Urb. El Bosque, Torre Country Club, Piso 12,
Municipio Chacao - Caracas
RIF: J-00023530 - 9
NIT: 0007464878
Teléfonos: (0212) 9012311
www.manpa.com.ve

Yo, **ALEJANDRO DELFINO T.**, venezolano, mayor de edad, de este domicilio, titular de la cédula de identidad N° 3.659.619, procediendo en mi carácter de Presidente Ejecutivo de **MANUFACTURAS DE PAPEL C.A. (MANPA) S.A.C.A.**, sociedad mercantil de este domicilio, **CERTIFICO:** "Que el Acta que a continuación se transcribe parcialmente, es traslado fiel y exacto de su original que corre inserto en el Libro de Actas de la Junta Directiva de mi representada, la cual dice textualmente:

"**Acta N° 993**: Hoy, tres (03) de julio de dos mil nueve se reunieron en la sede de la compañía, los miembros de la Junta Directiva, señores: Carlos H. Paparoni, Segundo Vicepresidente; los Directores: Gustavo Gómez Ruiz, Arnaldo Añez D., Nelson Isamit, Juan Carlos Carpio, Alfredo Travieso, Elena Delfino y los Directores Suplentes Alberto Delfino, Armando Martínez, Alejandro Delfino y Fernando Paparoni en ausencia de Carlos Delfino T., Celestino Martínez P., Julio Bustamante y Alicia Mariela Paparoni respectivamente. Igualmente se encontraba presente José Gaetano Paparoni, Asesor.

1. La Junta Directiva decidió establecer como fecha de registro (fecha límite de transacción con beneficio) el 10 de julio de 2009 y como fecha de pago (fecha efectiva de registro del beneficio) el 17 de julio de 2009, en virtud de lo aprobado por la Asamblea General Extraordinaria de Accionistas celebrada en esta misma fecha, la cual decretó un dividendo extraordinario en efectivo de cuarenta céntimos de Bolívar Fuerte (Bs.F. 0,40) por acción, para cada una de las Doscientos Veintinueve Millones Cuatrocientas Diez Mil (229.410.000) acciones que conforman el capital social actual de esta compañía, con cargo a la Cuenta Utilidades Retenidas No Distribuidas al 31 de diciembre de 2008. Los dividendos serán pagados en las oficinas de la compañía ubicadas en la Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Urbanización El Bosque, Chacaíto."

Certificación que expido en Caracas a los tres (3) días del mes de julio del año dos mil nueve (2009).

MANUFACTURAS DE PAPEL C.A.

ALEJANDRO DELFINO T.
Presidente Ejecutivo

EL NACIONAL
CARACAS - VENEZUELA sábado 27 de junio de 2009

MANPA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Capital Autorizado: Bs. F. 45.882.000,00
Capital Suscrito: Bs. F. 22.941.000,00
Capital Pagado: Bs. F. 22.941.000,00
RIF: J-00023530-9

CONVOCATORIA

Se convoca a los señores accionistas de esta compañía para la **Asamblea General Extraordinaria de Accionistas** que se efectuará el día **3 de julio de 2009, a las 12:00 m.**, en nuestras oficinas ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad, con el objeto siguiente:

PUNTO ÚNICO:

Acordar el dividendo extraordinario a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas.

Se participa a los señores accionistas que la propuesta de dividendo a que se refiere esta convocatoria está a su disposición en las oficinas de la compañía.

Caracas, 27 de junio de 2009

Por LA JUNTA DIRECTIVA

CARLOS DELFINO T.
Presidente

EL UNIVERSAL
PORQUE DECIDES A DIARIO
CARACAS, VENEZUELA • SÁBADO 27 DE JUNIO DE 2009 • BsF 2,00 • AÑO CI • Nº 35.907 • DEPÓSITO LEGAL PP 190901DF43

MANPA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Capital Autorizado: Bs. F. 45.882.000,00
Capital Suscrito: Bs. F. 22.941.000,00
Capital Pagado: Bs. F. 22.941.000,00
RIF: J-00023530-9

CONVOCATORIA

Se convoca a los señores accionistas de esta compañía para la **Asamblea General Extraordinaria de Accionistas** que se efectuará el **día 3 de julio de 2009, a las 12:00 m.**, en nuestras oficinas ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad, con el objeto siguiente:

PUNTO ÚNICO:

Acordar el dividendo extraordinario a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas.

Se participa a los señores accionistas que la propuesta de dividendo a que se refiere esta convocatoria está a su disposición en las oficinas de la compañía.

Caracas, 27 de junio de 2009

Por LA JUNTA DIRECTIVA
CARLOS DELFINO T.
Presidente

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

MOVIMIENTO DE LAS UTILIDES RETENIDAS NO DISTRIBUIDAS

(En bolívares)

	Utilidades Retenidas No distribuidas
SALDOS AL 31 DE DICIEMBRE DE 2007	155.762.882
Dividendos en efectivo	(91.764.000)
Utilidad neta	156.670.447
SALDOS AL 31 DE DICIEMBRE DE 2008	220.669.329
Dividendo en efectivo decretado por la Asamblea de Accionistas el 24 de abril de 2009 (Bs. 0,30 por acción)	(68.823.000)
Dividendo en efectivo decretado por la Asamblea de Accionistas el 3 de juliio de 2009 (Bs. 0,40 por acción)	(91.764.000)
	60.082.329